

PROCESSED
JAN 1 9 2007
THOMSON FINANCIAL

CUBIC CORPORATION 2006 ANNUAL REPORT



COMBAT TRAINING SYSTEMS

MISSION SUPPORT SERVICES

COMMUNICATIONS AND ELECTRONICS

AUTOMATED FARE COLLECTION SYSTEMS AND SERVICES


CUBIC
CORPORATION

(Amex: CUB) occupies leadership positions in two technology-driven businesses; defense and transportation. Cubic is an innovative supplier of defense products, systems and services to U.S. and allied governments in more than 50 nations. It also is an important intermodal and regional electronic fare systems and services company in more than 40 major markets.

FINANCIAL HIGHLIGHTS AND SUMMARY OF CONSOLIDATED OPERATIONS

	2006	2005	2004	2003	2002
	Years Ended September 30,				
	(amounts in thousands, except for per share data)				
Results of Operations:					
Sales	**$ 821,386**	$ 804,372	$ 722,012	$ 634,061	$ 559,604
Cost of sales	**687,213**	672,541	549,170	493,377	426,012
Selling, general and administrative expenses	**97,166**	110,644	107,139	87,888	85,459
Interest expense	**5,112**	5,386	4,658	3,659	3,538
Income taxes	**12,196**	453	19,394	18,514	11,484
Net income	**24,133**	11,628	36,911	36,519	29,437
Average number of shares outstanding	**26,720**	26,720	26,720	26,720	26,720
Per Share Data:					
Net income	**$ 0.90**	$ 0.44	$ 1.38	$ 1.37	$ 1.10
Cash dividends	**0.18**	0.18	0.16	0.14	0.13
Year-End Data:					
Shareholders' equity	**$ 323,226**	$ 297,158	$ 298,767	$ 255,292	$ 213,163
Equity per share	**12.10**	11.12	11.18	9.55	7.98
Total assets	**548,071**	547,280	542,924	460,226	374,459
Long-term debt	**38,159**	43,776	50,037	47,142	48,571

This summary should be read in conjunction with the related consolidated financial statements and accompanying notes.

MARKET AND DIVIDEND INFORMATION

	Sales Price of Common Shares				Dividends per Share	
	2006		2005		2006	2005
Quarter	High	Low	High	Low		
First	**$20.56**	**$15.63**	$25.92	$21.36	-	-
Second	**23.94**	**20.74**	24.15	18.35	**$0.09**	$0.09
Third	**24.40**	**18.27**	19.80	16.53	-	-
Fourth	**20.74**	**18.30**	19.47	16.61	**$0.09**	$0.09


SEC MAIL PROCESSING
RECEIVED
JAN 16 2007
WASH. D.C. 210 SECTION

Dear Fellow Shareholders,

Our performance improved in 2006 with sales growing to $821 million and profits more than doubling compared to 2005. While our profits improved substantially from the disappointing level in 2005, we will continue to remain focused on additional opportunities to significantly improve our performance and return to shareholders.

Defense Applications Segment

We believe we are unique in the defense industry. Our wide breadth of live-virtual-constructive training technologies and services, and our focus on network centric communications set us apart from other defense companies our size. Assessing the outlook for defense spending in light of the new Congress and potential shifts in U.S. strategy in Iraq, we do not expect the market for our technologies and services to diminish. We also see increasing opportunities in the international market.



I recently visited our Threat Technologies division based in Kingstowne, Virginia. This division is a growing provider of modeling and other software support services involving chemical, biological, radiological, nuclear and high-yield explosives incidents, as well as related training exercises for multiple governmental agencies and our allies. As C.E.O., it was particularly gratifying for me to see the dedication of our employees in this emerging division develop technology that can make a difference for Cubic and positively impact our national security. Created in 2003, our Threat Technologies division has grown from less than $4 million per year in revenue to approximately $20 million in 2006. We expect the division to continue growing at 20 to 25 percent per year, reflecting the high priority of their work.

Threat Technologies is part of our Mission Support Business Unit, which continues to enjoy strong growth as a top-tier performer in the defense services marketplace. In 2007, Mission Support will be bidding to renew its largest contract, which provides full-spectrum support services to the Army's Joint Readiness Training Center at Fort Polk, Louisiana. We are optimistic we will be successful in this competition and will continue to grow this important aspect of our defense business.

Our Communications and Electronics Business Unit continued to field next generation data link technology. Since initial efforts to transform our position in this marketplace four years ago, Cubic data links have been adopted for multiple U.S. and international programs including the Navy Common Data Link System now being deployed on major surface warships, the U.S. Fire Scout and U.K. Watchkeeper unmanned aerial vehicle systems, and a Marine Corps man-portable system. It is also being flight demonstrated on the U.S. Army's Shadow unmanned aerial vehicle system. I believe we will continue to find growth opportunities in this market area; and as these programs mature, our profit performance in communications and electronics will greatly improve.

Our Training Systems Business Unit is the global leader in live instrumented training systems for air and land forces, and is bolstered by multiple long-term contracts. In addition to the 10-year P5 U.S. air combat training system, for which we have booked more than $100 million in orders, we are under contract to provide and/or support ground systems in nine nations and are pursuing similar work in eight other nations.

We have established a record of continuous innovation through technology upgrades that has kept our training customers up-to-date with the latest training technologies. These include a new wireless personal area network for our MILES simulation system; a bilateral and interoperable training system between the U.S. and Australia; and portable combat training systems that allow training anywhere troops are located. We continue to see significant opportunities involving live-virtual training technologies in U.S. and foreign markets.

Transportation Systems Segment

Our transportation business is the world's leading provider of automated fare collection systems. We have long established operations in both the U.S. and U.K. In 2005, profits in our U.K. business were offset by costs on several U.S. contracts. These costs, including development related to our Nextfare™ software suite, customer directed changes and acquisition of two parking companies, resulted in an overall loss in the transportation segment.

In 2006, we turned this around and made a small profit of $2.8 million despite additional development losses on several U.S. contracts. While the development of Nextfare has been more costly than we anticipated, it is now successfully operating in six different locations. We made an investment in Nextfare because we believe it will prove to be a competitive advantage for Cubic in the future.

Since most large cities in the U.S. have recently purchased new automatic fare collection systems, the market for large new systems in the U.S. will decline in the near term. However, the operation and maintenance of technically complex regional smart card systems is creating a growing market for outsourced support services. In 2007, we will begin providing support services for systems we have delivered in Minneapolis, Los Angeles, Atlanta and Brisbane.

The multiple award-winning PRESTIGE/Oyster™ card system continues to deliver high standards of performance and customer satisfaction in London. It is the largest and most complex fare collection system in operation in the world with more than six million Oyster cards in circulation.

Subsequent to our fiscal year end, Transport for London, Cubic via the TranSys consortium, and Barclays Bank commenced on a new endeavor that will result in the first-of-its-kind smart card. In 2007, we will develop a new card incorporating the Oyster transit application and Barclay Visa on one card, creating a 'Wave and Pay' Oyster/Visa. We are enthusiastic about the potential of this new application to provide greater convenience and increase the use of smart cards by public transit patrons in London.

Recently our transportation business was honored with a prestigious award for its more that 30-years of contributions to the transportation industry. Frost and Sullivan, an established leader in business analyses and forecasts of market trends, named Cubic as the recipient of the 2006 Smart Card Industry Innovation and Advancement of the Year Award. This award recognized Cubic's leadership in creating state-of-the-art ticketing technology for mass transit.

Today we see opportunities to integrate security features into existing transportation infrastructure, which will help transit agencies protect their systems and patrons from terrorist acts. We are working with General Electric and the Department of Homeland Security on solutions that we believe will enhance returns for our shareholders and extend our reputation for innovative leadership.

Looking Ahead

Solving tough problems is the driving force behind much of our success. It is what makes Cubic tick. Solving these tough problems is dependent on experience, leadership and our 6,000 dedicated employees.

Cubic's future depends on good leadership at many levels in the organization. This year we expanded our management development program by instituting a comprehensive leadership-training course. I would like to thank Dr. Robert Sullivan, one our directors and Dean of the Rady School of Management at the University of California, San Diego, for assisting in this very important endeavor.

The growth prospects for Cubic remain very favorable. We look forward to improving results in 2007 and beyond.



Walter J. Zable
Chairman, President and Chief Executive Officer
December 20, 2006

Innovative Contributor to National Defense in Multiple Allied Nations






6621

CUBIC DEFENSE APPLICATIONS


TRAINING SYSTEMS

MISSION SUPPORT SERVICES

COMMUNICATIONS AND ELECTRONICS

Fiscal Year 2006 Revenues

- $563 million

2006 Year End Backlog

- $763 million

Employees

- 4,800 in 25 states and 19 nations

Principal Lines of Business

- Training Systems
- Mission Support Services
- Communications & Electronics

Customers

- U.S. Armed Forces
- Other U.S. agencies and departments
- 46 nations

Strategic Focus

- Maintain long-term customer relationships
- Sustain product and service innovations
- Meet growing international demands for training and communications systems
- Strengthen the business through acquisitions

Key Discriminators

- Breadth of live training capabilities
- Unique position as a "full-spectrum" provider of training systems and training support services
- Aggressive technology upgrades for existing markets
- Innovative new products
- Strong reputation in mission support services
- Platform independent
- Common Data Link (CDL) certified

Market Drivers

- Global war on terror
- Domestic and international defense and security budgets
- Department of Defense budget and prioritizations
- Technology advancements
- Joint warfighting
- Interoperability among allied and coalition forces
- Network operations

Future Growth Opportunities

- Data links for manned and unmanned platforms
- Live, virtual and constructive training
- Joint and multinational training
- International ground combat training centers
- Systems to counter the threat of improvised explosive devices
- Modeling and simulation of the effects of weapons of mass destruction
- Optical communication solutions for friendly force identification on the battlefield
- Logistics, operations, and maintenance services

Key Innovations

- Integration of live, virtual and constructive training domains
- Personal area network for tactical engagement simulation systems
- Integration of terrestrial and satellite communications into combat training systems
- Advanced weapons for small arms virtual training
- Incorporation of fighter aircraft and combat helicopters into joint combat training systems
- Cost-efficient mission rehearsal exercises for deployed troops
- Simulation of weapons of mass destruction effects in training environments
- Adaptive communication jamming system
- Tactical data links and advanced C4ISR networks
- Tactical application of optical communications technology
- Airborne geolocation and secure transmission system for intelligence applications

Fiscal Year 2006 Revenue Mix



Market

- Military Training 69%
- Intelligence Surveillance and Reconnaissance 21%
- Operation and Maintenance 5%
- Force Modernization and Transformation 5%



U.S. and International

- Domestic 76%
- Direct International 20%
- FMF/FMS International 4%



Business Unit

- Mission Support Services 44%
- Training Systems 41%
- Communications and Electronics 11%
- Strategic Operations/Other 4%

Glossary

Live Simulation – *Live simulation involves real people operating real systems, and it is the training domain that most closely replicates the actual combat environment.*

Virtual Simulation – *In virtual simulation real people operate simulated systems.*

Constructive Simulation – *In constructive simulation, real people interact with simulated events, but are not involved in determining outcomes. This training environment is often referred to as "war gaming."*








Cubic is an established leader in providing air and land combat training systems to the U.S. and allied militaries in more than 25 nations.

Cubic designs, develops and installs instrumented training range systems for fighter aircraft, armored vehicles and infantry force-on-force live training, weapons effects simulations, tactical engagement simulation systems, and precision gunnery.

We are on the forward edge of integrated training systems technology. Our adaptable systems enable military aircrews and land forces to carry out realistic combat training exercises and mission rehearsals as a unified but geographically dispersed force, multiplying their ability to effectively train for any mission.

2006 Key Accomplishments

- ***Developed and will be delivering Individual Weapon Systems (IWS) to multiple U.S. Army training centers and homestations.*** This 5-year contract, awarded to Cubic in 2005, will reach $113 million if all options are exercised.
- ***Developed and delivered the U.S. Army's first Initial-Homestation Instrumentation Training System (I-HITS).*** Cubic is now delivering I-HITS at two more locations. This 5-year contract will grow to $72 million if all options are exercised.
- ***Received more than $100 million in task orders since receipt of the single award for the P5 Air Combat Training Systems contract in 2003.*** The indefinite delivery/indefinite quantity contract, valued at $525 million, calls for the delivery of the system to potentially 30 sites over 10 years.
- ***Awarded a $25 million contract to develop a new personal area network for tactical engagement simulation systems.*** The new wireless manworn system is smaller and lighter in weight than its predecessor, and is universally configurable to fit on any soldier's vest.
- ***Received several orders totaling $15.5 million for virtual training systems and services.*** Cubic will deliver its systems to the U.S. Army and Air Force, and Department of Energy.
- ***Received contract to integrate training systems and facilities for interoperable bilateral training between the U.S. and Australia.*** This is a joint project between the Australian Defence Force and the U.S. Pacific Command, and the U.S. Joint Forces Command.




COMMANDER MISSION ASSESSMENT

Progressive Training

Realistic combat training—the cornerstone of operational readiness—is a strategic priority for U.S. and allied military forces. As they transform their mission and warfighting concepts to defeat unconventional threats, armed services worldwide are turning to Cubic for its 21st century training systems.

Cubic is working on the frontier of military technology. We aggressively insert new capability into our training systems, improving the combat readiness and effectiveness of uniformed military services, both individually and collectively.

With our systems, military forces "train as they will fight." Soldiers, marines and aircrews all draw upon the realism gained from using our training systems to help them effectively perform their mission.

Ultimately, our realistic training systems improve the combat readiness of military forces engaged in protecting the national security of the U.S. and its allies.

Land Combat Training Systems

Last year when U.S. Army, Army Reserve and National Guard bases in the U.S. and abroad identified a need for mobile combat training systems, they chose Cubic.

Now Army troops stationed at Camp Casey, Korea, are training with Cubic's Initial-Homestation Instrumentation Training System (I-HITS)—a compact and portable combat training instrumentation system that can be quickly set up for training anytime, anywhere for a variety of missions.

I-HITS is a comprehensive training package. Using satellite-linked communications, I-HITS tracks the positions and status of troops and vehicles in real time and relays exercise data to command centers for post-mission analysis and production of lessons-learned presentations.

At Camp Casey, I-HITS delivers to the U.S. Army much of the same training capability previously available only at major fixed ranges, such as the Joint Readiness Training Center, the National Training Center and the Joint Multinational Readiness Center. I-HITS supplements these ranges by providing additional deployable capability where and when needed, but it does not replace them.

Cubic has also fielded I-HITS at two U.S. Army training sites in Hawaii. In Eastern Europe, Cubic is preparing to deliver the first mobile combat training instrumentation systems to the armed forces of Slovakia and Romania.

A fully ruggedized and modular system, I-HITS adapts to command and control operations conducted in tents, fixed shelters, buildings and vehicles. In addition to providing live force-on-force training, I-HITS is configured to interface with both virtual and constructive simulations.

Tactical Engagement Simulation Systems

Cubic is pushing the limits of technology to significantly advance the quality of tactical engagement simulation systems equipment in use today. We are developing a wireless personal area network for the man-worn system that is part of our family of Multiple Integrated Laser Engagement Simulation systems (MILES). Using infrared lasers, these systems simulate the exchange and effects of weapons fire among ground troops and their vehicles with small, lightweight components.

Our domain knowledge of MILES technology has reliably produced and delivered the standard laser-based





device for the U.S. Army and Marine Corps, and the armed forces of allied nations for more than 10 years.

Cubic's leadership in MILES technology continues. Under a 5-year U.S. Army contract awarded to Cubic in 2005, we are developing the next generation MILES Individual Weapon System (IWS) for infantry weapons, which will be delivered to U.S. Army training centers and homestations located in the U.S. and in allied nations.

Virtual Training

This year we successfully executed a strategic move to produce our own weapon simulations for virtual skills trainers. As a result of this investment, Cubic now directly controls and performs all of the design and development for its entire virtual skills trainer product line.

Cubic has delivered EST 2000 systems to the U.S. Army, Air Force, and Department of Energy, and allied militaries and governments. The systems are operational throughout the world, including the Continental U.S., Hawaii, Alaska, Korea, Germany and Afghanistan.

Air Combat Training Systems

Cubic has a rich heritage in the design and delivery of highly reliable air combat training systems to U.S. and allied nations. The 60 systems Cubic has delivered to date, including several systems installed more than 15 years ago, remain operational and serve as national training assets that contribute to combat readiness.

We continue this legacy with our 10-year P5 CTS air combat training contract, awarded in 2003 by the U.S. Navy and Air Force. With this contract, Cubic has secured its long-term future in the evolution of air combat training systems for the U.S. and its allies.

Joint Training Capability

Joint force training is the future of military training systems and Cubic is actively involved in supporting the U.S. Department of Defense transformation plan.

We participate in the industry advisory committee—the Joint National Training Capability Working Group—to help the U.S. military integrate live, virtual and constructive training across the armed services. In addition, we are under contract to help develop the Joint Combined Training Center. It will establish bilateral training between the U.S. and Australia, integrating both air and ground training ranges belonging to the two countries.

With a strong footprint in the Pacific Rim, Cubic is uniquely positioned to help the U.S. and Australia move toward integrating their air and ground combat training ranges.

Cubic's expertise in the underlying software technology, which is used to integrate training ranges, strengthens the joint training effort and positions Cubic to be in on the ground floor of emerging training transformation initiatives in the U.S. and abroad.



Cubic is an established leader in a broad spectrum of support services. From more than 100 locations worldwide, we provide technical, training, and operational support services and related domain expertise that help prepare all echelons of U.S. and allied forces for combat and national security missions.

Our principal lines of business include live, virtual, and constructive training and exercise development and implementation; training development, management and support; operations and maintenance; professional military education; knowledge management systems; weapons effects; modeling and simulation; and allied military force modernization.

Outstanding past performance across all its service businesses has earned Cubic a strong reputation throughout the industry as a trusted provider of highly specialized support services.

2006 Key Accomplishments

- ***Met increased demand for critical mission rehearsal exercises at the Joint Readiness Training Center.*** Supported training exercises for U.S. troops before their deployment to Afghanistan and Iraq.
- ***Expanded the scope of support services provided for comprehensive consequence management training worldwide.*** Supported several major training events worldwide involving multiple scenarios, and international and multiagency first responders.
- ***Awarded landmark $24 million Navy contract to provide weapons threat assessment software.*** This 3-year contract expands our services to now include the design and development of software applications used for military operations.
- ***Awarded $33 million Navy contract for flight and tactical instruction over a 5-year period.*** Cubic won the recompete as part of the Field Training Systems Support II indefinite delivery/indefinite quantity contract received last year.
- ***Increased support services to U.S. Marine Corps.*** Significantly extended our live, virtual and constructive training support services for the Marine Air-Ground Task Force Support Program, and was awarded a new $43 million contract to support all Marine aircrew training systems worldwide.
- ***Won a new 6-year contract to continue support to U.S. Joint Forces.*** As part of a team, Cubic won the recompete of the U.S. Joint Forces Command's Joint Warfighting Center (JWFC) *contract*. JWFC provides operational and training support to U.S. and allied forces worldwide.



Increasing Role of Training

Driven by the global war on terrorism, including operations in Afghanistan and Iraq, the U.S. Department of Defense (DoD) is executing a training transformation initiative across all its armed services. The initiative will change how, where and when uniformed military forces train for their missions.

Now and in the future, there is and will be a much greater reliance upon the armed services working together as a joint force to accomplish their mission. Ultimately joint forces will train in an integrated live, virtual and constructive simulation environment that is intended to be globally available at anytime, and linked to real-world command and control systems.

As an industry-recognized leader in live-virtual-constructive training, Cubic draws upon a wide breadth of experience. We have designed and executed training and exercise events in more than 45 nations within the past five years. Our reputation for dependability, and high quality operational and maintenance support is a key reason why we have served as a prime contractor for more than 35 military training and support facilities.

Training continues to be a high priority within the U.S. military. Cubic is a trusted support services provider to all U.S. Armed Forces, the joint community, and armed services of allied nations. We are the only contractor supporting three of the U.S. Army's four combat training centers.

Joint Transformation

The U.S. Joint Forces Command (JFCOM) is the DoD organization spearheading the national military transformation initiatives. In addition to continued support to the Joint Warfighting Center, Cubic is assisting JFCOM to advance the realism and capability of joint training worldwide. Through key development and experimentation activities, Cubic is assisting with development and integration of weapons effects models and simulations across joint live, virtual and constructive training domains.

Cubic support is widespread at JFCOM. Cubic provides on-site support services to both the J-7 Joint Training Directorate and to the J-9 Joint Experimentation Directorate. Cubic on-site support to the J-7 includes the Joint Warfighting Center, the Joint National Training Capability (JNTC) Joint Management Office, the Joint Systems Integration Command, and other offices.

Mission Rehearsal Exercises

Preparing armed forces for their mission on short notice and before deployment is a top priority within the U.S. DoD. Cubic is at the forefront of supporting this critical training, particularly in support of the U.S. Army's Combat Training Center program. At the Joint Readiness Training Center in Fort Polk, Louisiana, Cubic helps military leaders plan, coordinate and execute the most realistic and complex training exercises, which often include units from the U.S. Air Force, Navy and Marine Corps, and military units from allied countries. The exercises employ highly realistic battle scenarios played out in the center's comprehensive training facilities.

Cubic helps ensure that mission rehearsal exercises provide the maximum training effectiveness to exercise participants.

Cubic replicates the realism of actual combat in the settings, characters, scenarios, battlefield effects, and opposing force intelligence situations we devise; and in turn, expose participants to the uncertain threats of combat during a "practice run." We provide similar mission rehearsal support to the U.S. Marine Corps



through Cubic's contract for the Marine Air-Ground Task Force (MAGTF) Staff Training Program.

Exportable Combat Training

The U.S. Reserve components continue to bear a heavy load in the ongoing global war on terrorism. To assist in final preparations prior to deployment, Cubic is helping them define and satisfy an urgent need for mission rehearsal training that was previously available only at major combat training centers.

Now, National Guard, Army Reserve, and Marine Corps Reserve units can improve their readiness for combat, security and peacekeeping missions at or near their base locations. This past summer, Cubic supported two Exportable Combat Training Capability exercises for the Army and Marine Corps. We bring the training exercise to the soldiers, and deliver much of the same training experience troops receive at the Joint Readiness Training Center.

Safeguarding Against Weapons of Mass Destruction Incidents

Multiple federal, state and local agencies rely upon Cubic to help them prepare for and defend against threats from weapons of mass destruction. Cubic has specialized expertise in chemical and biological modeling and related threat prediction analysis, and extensive experience supporting emergency training exercises worldwide.

Cubic is a leading services provider to the Defense Threat Reduction Agency (DTRA). In 2003, the agency awarded Cubic and four competitors a five-year indefinite delivery/indefinite quantity contract with a $1.26 billion ceiling value. Cubic continues to receive significant task orders under this contract.

Growing demand for our services is a direct result of Cubic's technical capability and user-oriented high quality support.

Under a separate competitively awarded DTRA contract, we continue to support the agency's globally significant Chemical, Biological, Radiological, Nuclear, and High Explosives (CBRNE) Exercise Support Program. Our "full circle" support services train and test the capabilities of decision makers and others down to and including first responders from the DoD, other federal agencies, state and local governments, and U.S. allies to respond to a broad range of disasters and events caused by terrorist activities, natural disasters, and accidents. In the past year, Cubic supported several key DTRA-sponsored exercises, including Eagle Resolve 06, 'A Kele, and CAPEX 06. CAPEX 06 included participation by Russia and was the most comprehensive nuclear response exercise ever held on U.S. soil.



Cubic is a strategic supplier of advanced electronics for use in military applications. Our products and systems include high bandwidth data links, high power amplifiers, signal intelligence/electronic warfare systems, and search and rescue avionics.

Cubic applies more than 40 years of expertise to design, develop and manufacture critically important equipment that reliably operates in the harshest environmental conditions encountered on the battlefield.

We are transitioning from a specialty products provider to a systems supplier. To that end, we strive to integrate our innovative equipment into systems that not only extend the military's technical capability but also interface with legacy systems in use today.

2006 Key Accomplishments

- ***Achieved final acceptance for Communications Data Link System (CDLS).*** Successfully completing this milestone means CDLS is approved for additional production under Cubic's 2003 contract with the U.S. Navy, potentially worth up to $93 million.
- ***Completed initial design for data links onboard Fire Scout MQ-8B.*** Our tactical common data link system will be integrated into the most advanced rotary wing unmanned aerial vehicle used by the U.S. Navy for situation awareness.
- ***Met Watchkeeper's design standards for network enabled data links.*** Cubic's data links will interface with network enabled capability for the largest unmanned aerial vehicle program in the United Kingdom.
- ***Adapted data link technology for transport by foot soldiers on the move.*** Cubic is under contract to demonstrate its man-portable ground data link terminals for use in Marine Corps' applications.
- ***Applied our technologies to high-priority signal intelligence and electronic warfare programs.*** As part of a team on several U.S. Navy contracts, Cubic is supplying a combination of its products and systems to create new or significantly upgraded intelligence and communications systems.
- ***Developed next generation combat search and rescue equipment.*** We are now fielding our next generation combat search and rescue avionics for the U.S. Special Forces, Navy and Air Force, and allied forces.



Network Enabled Communications

U.S. and allied military forces are becoming more reliant upon data communications to network their battlespace—and increasingly Cubic's data links are a core element of these networks.

Our data links quickly and reliably transmit information between military assets. Our technology enables any airborne platform—manned or unmanned—to communicate with other military assets in the air, at sea, or on the ground. Warfighters rely on Cubic's high-speed data transmissions to help them transmit, receive, assess, process and decisively defeat threats on the battlefield before the enemy can take action.

Data Links

Cubic's data links are improving the U.S. Navy's capability for sharing information across the battlespace.

Our data link system has demonstrated interoperability with legacy systems and received approval from the Department of Defense Joint Interoperability Test Command.

This achievement was recently earned in a series of sea trials onboard the USS Dwight D. Eisenhower and in flight tests.

During these government tests, Cubic's system demonstrated its ability to network with other tactical data communication systems, and interface with legacy systems used today by the U.S. Navy.

Now that our data link system has passed acceptance testing, Cubic is approved to manufacture and install additional systems under the CDLS contract.

Our air and ground data link terminals are a key part of the United Kingdom's premier network enabled unmanned aerial vehicle program called Watchkeeper. Currently, we are in the early stages of the design phase for this program, engineering a robust data link system to meet an array of demanding interoperability specifications.

Under contract on another capstone program, Cubic's systems will be onboard a rotary wing unmanned aerial vehicle—the MQ-8B Fire Scout—enabling it to provide reconnaissance and surveillance, and precision targeting support for the Littoral Combat Ship.

Military Communications and Intelligence

In addition to data links, Cubic designs and manufactures communications products adaptable for a wide range of defense and homeland security applications. Our high frequency power amplifiers, direction finders, receivers and transmitters perform multiple functions. They enhance intelligence collection, provide secure position location information, and employ adaptive signal jamming technologies aimed at disrupting enemy communications.

This year, we made further inroads into the signals intelligence and electronic warfare arena. For this market, Cubic equips a variety of U.S. Navy ship classes, and surveillance and fighter aircraft with robust signal processing receivers for the purpose of immediate threat recognition.

Operational commanders assigned to the P-3 Orion aircraft use our receivers to help them search, intercept, identify, and locate potential threats during their missions directed by naval and joint commanders, including support for carrier strike groups and expeditionary strike groups. In the past year, our receivers were selected for two other U.S. Navy programs including the Ship's



Signals Exploitation Equipment - Upgrade F and the EP-3 signal intelligence receiver upgrade program.

Unifying its expertise in air combat training and communications, Cubic designed a prototype network-enabled communications pod for the U.S. Navy. The new communications suite includes our digital receiver, miniaturized tactical common data link and embedded software. Our equipment is packaged into a single, ruggedized instrumentation pod, which is carried below the wings of a fighter jet.

This new communications suite enables fighter aircraft and U.S. Navy combat ships to jointly carry out missions at greater distances. Our system significantly extends an aircraft carrier's radio range, which is limited by the height of the antenna on the ship and the horizon.

Combat Search and Rescue

During wartime, U.S. and allied combat search and rescue crews rely upon Cubic's personnel locator system to help them covertly retrieve and provide assistance to downed military personnel behind enemy lines. Cubic's system is carried onboard close air support aircraft such as helicopters and fixed wing attack aircraft.

Our personnel locator system interfaces with all U.S. deployed combat survival radios and standard civil emergency distress beacons.

Last year, Cubic released its next generation personnel locator system. It employs advanced microelectronics, delivering improved reliability and performance while providing a significant reduction in both size and weight from earlier versions.

Demand for our new system is increasing as the U.S. Air Force and other services modernize their avionics, extending the life of long-serving combat aircraft.

Future Communications Infrastructure

Cubic is taking important steps to shape the future of military communications infrastructure. Working with eight major defense industry companies, Cubic established DirecNet—a consortium pursuing a uniform and open standard for network enabled data links.

Ultimately, the consortium's data link standard will unite and multiply the combat power of the military's battlespace assets, helping them to fulfill a Department of Defense transformation priority.

In the year just ended, the consortium formally defined its mission in its bylaws, and is now focused on developing a high-level standard for a common architecture that is compatible with Department of Defense transformation goals for the global information grid and network centric warfare initiatives.

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11


CUBIC TRANSPORTATION SYSTEMS
SYSTEMS ARCHITECTURE
INTEGRATED SYSTEMS
MANAGED SERVICES

CUBIC TRANSPORTATION SYSTEMS

Fiscal Year 2006 Revenues

- $244 million

2006 Year End Backlog

- $716 million

Employees

- 1,200 in 24 locations worldwide

Principal Lines of Business

- Electronic fare collection, passenger control and transaction management
- Operational services
- Maintenance services

Customers

- 175 active transit agency customers

Strategic Focus

- Maintain long-term customer relationships
- Expand support services in key mass transit markets
- Develop and apply technology to improve the efficiency of fare collection systems for mass transit operations
- Augment security infrastructure for mass transit
- Continue to develop opportunities in select international markets

Key Discriminators

- A leader in supplying industry standards for regional and intermodal systems
- Innovative smart card technologies and applications
- Significant installed base of new and legacy fare collection systems
- More than 30 years of experience designing, integrating, installing and supporting highly reliable automated fare collection systems in major cities

Market Drivers

- Regionalization of automated fare collection systems
- Intermodal transit systems that link different modes of transportation and parking
- Emerging industry standards for smart card technology used in public transit applications
- Outsourcing of support services by transit agencies to maintain increasingly sophisticated smart card-based automated fare collection systems

Key Innovations

- NextFare™—a modular fare collection management system
- Multifunction card processors adaptable to a variety of smart cards
- Low-usage smart card fare collection applications
- High-speed ticketing device technology compatible with multiple transit smart cards
- Security features for mass transit infrastructure

Industry Award

- Industry Innovation & Advancement of the Year Award by Frost & Sullivan (2006)

PRESTIGE/Oyster Card Awards

- RFID Implementation Award, 7th RFID Networking Forum (2006)
- Best Private Finance Initiative, Public:Private Finance Awards (2005)
  - Best Operational Transport Project
  - Grand Prix as the Best Operational Project—all sectors
- Gold Award for Technology Exploitation by *Management Today,* Britain's leading monthly business magazine (2005)

Ongoing Automated Fare Collection Projects in Major Transportation Markets


oyster
UNDERGROUND
TRANSLink
PLEASE
TOUCH CARD

London
PRESTIGE/Oyster Card™
Largest smart card fare collection contract ever awarded

Cubic's work share awarded under the PRESTIGE contract is now in excess of $1 billion since 1998

New York/New Jersey Region
$468 million in contracts awarded since 1991

Washington D.C./ Baltimore/Virginia Region
$176 million in contracts awarded since 2000

Los Angeles Region
$134 million in contracts awarded since 2002

San Diego Region
$27 million in contracts awarded since 2002

San Francisco
$68 million in contracts awarded since 1999

Minneapolis/St. Paul
$19 million in contracts awarded since 2002

Chicago
$106 million in contracts awarded since 1993

Atlanta
$78 million in contracts awarded since 1993

Brisbane, Australia
$110 million in contracts awarded since 2003

Sweden
$33 million in contracts awarded since 2005


CUBIC



Kew Gardens
Fulham Broadway
Parsons Green
Putney Bridge
Imperial Wharf
East Putney
Southfields
Wimbledon Park
Wimbledon
Pimlico
Vauxhall
Clapham Junction
Wandsworth Road
Clapham High Street
Waterloo
Southwark
Lambeth North
Kennington
Elephant
Oval
Stockwell
Denmark Hill
Clapham North
Brixton
Clapham South
Clapham Common

Cubic is the world's leading integrator of automated fare collection systems and services for public transport. Cubic has delivered over 400 projects in 40 major markets on five continents, totaling approximately $3.6 billion in installed systems.

We design, develop, supply, install and support complete automated fare collection solutions for public transit authorities. The front-end components of our systems include gates, ticket vendors and card readers that reliably serve millions of passengers every day. Our back-office computers and components make the systems run. We also provide managed services including technical, financial, and operations and maintenance support.

With more than 30 years of experience, Cubic is the most established company in the industry dedicated to delivering and supporting large scale, regional smart card fare collection systems.

2006 Key Accomplishments

- ***Received contract to expand new retail ticketing system across U.K. Train Operating Companies.*** Cubic will install new Oyster devices, provide data management services and supply a minimum of 3 years of maintenance services.
- ***Awarded additional contracts to expand regional smart card system in Southern Sweden.*** Now Cubic's contracts in Sweden cover five counties, connecting bus and rail fare collection operations for public transport through use of a common fare payment system.
- ***Deployed smart card system for bus and rail commuters in Brisbane.*** When the fare collection system is completed, Cubic will continue to provide a wide range of support services for 9 years.
- ***Completed one of the first self-service payment terminal networks in the U.K.*** Enables passengers traveling on the London underground and some of its light railways to purchase travel tickets with debit or credit cards at ticket machines without assistance from a staff member.
- ***Awarded add-on contract to link park-and-ride and regional bus systems to Washington Metropolitan's SmarTrip® smart card system.*** When completed, patrons will use one card for multimodal rides between regional fare systems.
- ***Deployed retail merchant network for the Chicago Card® program.*** This enhancement reduced the number of cash fares paid by patrons who favor credit/debit transactions, thereby lowering the service cost incurred by the transit agency.




NOTES ACCEPTED
marta
Cards accepted

System Expansion and Managed Services

Major transit authorities in the United States and around the world are transitioning their magnetic-based automated fare collection systems to contactless smart card technology. These sophisticated electronic systems offer significant operational benefits to transit authorities and unprecedented convenience to their patrons.

Contactless smart card technology helps transit agencies maintain and attract ridership—a primary goal of every transit authority. Passengers are drawn to the convenience of using a single smart card for quick passage in and out of the transit system. As transit agencies and operators progressively integrate multiple fare collection systems to interface with a common smart card, their systems provide more utility to their patrons. For example, using one smart card, a passenger can connect between different modes of transportation and between fare systems belonging to more than one transit authority—a single ticket for multiple journeys.

Smart card technology also helps transit agencies fulfill their common objective to improve customer satisfaction. Contactless smart cards are user friendly. With these cards, transit patrons can automatically prepay their public transit fares and have the assurance of knowing the card is secure.

Improved operational efficiency is another compelling reason why transit agencies decide to introduce electronic fare systems. Contactless smart card technology helps them reduce fare evasion, reduce costly cash transactions and reduce equipment maintenance. They also help transit agencies support a wide variety of fare incentive programs, including corporate-sponsored transit benefits.

Because of the technical complexities of operating an electronic system, the market for managed services is growing. Transit agencies are turning to third parties to supply operational and maintenance services that would otherwise be performed by a transit agency. A key reason for this growth relates to the considerable increase in regional integration of fare collection systems.

Major metropolitan transit authorities have selected Cubic to design, supply, integrate and upgrade their transit systems. Now these transit authorities are recognizing a growing need for managed services to support their 21st century fare collection systems. Our heritage in the fare collection industry enables us to provide our customers with effective support services, including operations and maintenance services, that are transparent to the transit authority staff and customers.

Full Service Support in Brisbane

Cubic is providing full-service support for the design, installation, operation and management of the new electronic fare system in Brisbane.

Transit patrons in Brisbane are now using a smart card system designed by Cubic for bus and rail journeys. The system will eventually link the region's other transport operators, including ferry services and train rides to the airport.

Cubic's NextFare technology enabled Brisbane to be the first of Australia's three major East Coast cities to bring a contactless smart card system into use by transit patrons.

The design of the Brisbane contactless smart card system is similar to other recently deployed Cubic systems. It allows multiple agencies in different cities to exploit a common fare-processing infrastructure to





handle all the back-office fare collection and revenue management functions via a shared communications network.

Cubic's commitment to the success of the system in Brisbane extends beyond its design and installation to managed services. We will be providing services for system operations and maintenance, regional clearing and settlement, card management and cardholder support under this contract.

Expansion of the PRESTIGE System in London

London's PRESTIGE system, the most sophisticated regional and multimodal automated fare collection system in the world, relies on fare collection infrastructure designed, supplied and supported by Cubic. With more than six million cards in circulation, London's highly acclaimed Oyster contactless smart card is now the most widely circulated smart card in Europe.

Under the PRESTIGE contract awarded by Transport for London (TfL) in 1998, Cubic has supplied the automated fare collection system and is now providing maintenance and support services for it.

Having received four prestigious British awards since 2004, the PRESTIGE fare collection system stands as a benchmark of success at every level—design, implementation, operations and customer satisfaction. London has made a significant commitment to continue to improve nearly all aspects of its transport system over the next several years. The plan is partly driven by the need to prepare London's transport system for the city's commitment to host the 2012 Olympics.

As part of London's improvement plan, the U.K. Government is encouraging Train Operating Companies to integrate Oyster validation equipment into London rail stations. When completed, Oyster rides will be available to all trains operating in Greater London.

Design and Support of Smart Card-Only System in Atlanta

The Cubic-designed system in Atlanta is called "Breeze." This smart card-only multimodal fare collection and revenue management system is the first in the U.S. to deploy a "limited use" smart card for occasional riders and visitors to Atlanta.

Transit agencies in two major U.S. cities are introducing smart-card fare payment systems and Cubic is supporting both of them.

In 2003, the Metropolitan Atlanta Regional Transit Authority (MARTA) chose Cubic to help them implement a multimodal transit system with a contract value of $72 million. The new system makes it easy for commuters to travel throughout Atlanta with a common smart card to pay for rail, bus, L-van (paratransit) fares and park-and-ride fees.

Cubic is supplying a comprehensive transit fare collection system to MARTA. We are providing computer networks, communications, software and terminals to form a complete system, including equipment supplied for parking, bus fareboxes, faregates, and ticket vending machines that issue smart cards.

Integration of Regional Smart Card System in Los Angeles

The Los Angeles County Metropolitan Transportation Authority's (Metro) Universal Fare System is the newest smart card system being deployed in a major U.S. city. Metro awarded Cubic an $84 million contract in 2002 to implement the Universal Fare System. Since then, Cubic has received $19 million in contracts from ten Los Angeles County Municipal bus operators to expand and integrate their systems into the regional Universal Fare System with Metro's Transit Access Pass smart cards, further advancing the one card-one system vision for the county.

Last year we completed delivery and integration for the new Van Nuys Airport FlyAway Bus Terminal and debuted the Metro Orange line for bus rapid transit in the San Fernando Valley. In the same year, Cubic received additional service contracts from Metro. We are now providing a full complement of systems and software services to Metro including its regional central data collection system and maintenance of the system.

We anticipate supplying additional services to Metro as their system expands to include all public transit operators in the region, making it California's largest smart card transit fare collection system.

Innovations

We strive to advance automated fare collection technology on many fronts. In partnership with General Electric, we are continuing to explore opportunities to help transit agencies implement explosive detection capability in their transit systems. Our efforts to date have involved pilot tests and demonstrations for select customers and the Department of Homeland Security.

Cubic's innovations are widely recognized for industry leadership. Last year Cubic received an award for developing a Regional Interoperability Specification for the greater New York region. Our work is helping to establish a common industry specification for regional, interoperable smart card transit applications.

In 2005, the PRESTIGE Oyster card project received three awards. All related to modernizing transit operations in Greater London, including its private finance initiative and innovative information communications technology.

In 2006, the PRESTIGE Oyster project was recognized with a Radio Frequency Identification (RFID) Implementation award by the 7th RFID Networking Forum—Europe's largest event dedicated to recognizing breakthrough achievements in RFID across many industries.

This year Frost & Sullivan selected Cubic for the 2006 Industry Innovation and Advancement of the Year Award in the smart card mass transit market.

The 2006 Industry Innovation and Advancement of the Year award acknowledges Cubic's more than 30 years of contributions in helping progress the mass transit industry from magnetic ticketing to multimodal, regional smart card fare collection systems.


Metro
Metro Rapid
Rapid
TAP HERE

Comprehensive Electronic Fare Collection Solutions
for Multiple Transit Applications



Cubic Is Unique in the Industry
We Provide Full-Circle Systems and Services for Mass Transit

Front End Systems

- Fareboxes
- Point of sale terminals
- Validators and ticket issuers
- Ticketing machines
- Gates
- Card and ticket media
- Software
- Communications

Back Office Systems

- Central computer systems
- Servers
- Software applications
- Networks

Managed Services

- Account management
- Patron support services
- Business support services
- Back office systems services
- Front end operational services
- Equipment maintenance
- Software maintenance



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our two primary businesses are in the defense and transportation industries. For the year ended September 30, 2006, 69% of sales were derived from defense, while 31% were derived from transportation fare collection systems and other commercial operations. These are high technology businesses that design, manufacture and integrate complex systems to meet the needs of various federal and regional government agencies in the U.S. and other nations around the world. The U.S. Government remains our largest customer, accounting for approximately 52% of sales in 2006 compared to 53% in 2005 and 50% in 2004.

Cubic Defense Applications (CDA) is organized into three market-focused business units: Training Systems Business Unit (TSBU), Mission Support Services Business Unit (MSBU), and Communications & Electronics Business Unit (CEBU). The segment is a diversified supplier of constructive, live and virtual military training systems, services and communication systems and products to the U.S. Department of Defense, other government agencies and allied nations. We design instrumented range systems for fighter aircraft, armored vehicles and infantry force-on-force live training; weapons effects simulations; laser-based tactical and communication systems; and precision gunnery solutions. Our services are focused on training mission support, computer simulation training, distributed interactive simulation, development of military training doctrine, force modernization services for NATO entrants and field operations and maintenance. Our communications products are aimed at intelligence, surveillance, and search and rescue markets. The segment also has a 50% interest in a joint venture which in 2006 received its first contracts to produce certain advanced tactical systems for the U.S. and Israel.

Cubic Transportation Systems develops and delivers innovative fare collection systems for public transit authorities worldwide. We provide hardware, software and multiagency, multimodal transportation integration technologies and services that allow the agencies to efficiently collect fares, manage their operations, reduce shrinkage and make using public transit a more convenient and attractive option for commuters.

CONSOLIDATED OVERVIEW

Sales in fiscal 2006 increased by 2% to $821.4 million compared to $804.4 million in 2005. Sales in 2005 represented an 11% increase over 2004 sales of $722.0 million. The sales growth in both 2005 and 2006 came from our defense segment, while transportation systems sales were nearly flat for the three year period from 2004 to 2006. Essentially all the growth in defense sales in both years came from existing businesses, with an immaterial amount coming from a small strategic acquisition we made in 2006. We also made two small transportation systems acquisitions, one at the end of 2004 and one early in 2005, which added about $4.3 million and $9.1 million to fiscal 2006 and 2005 transportation systems sales, respectively. See the segment discussions following for further analysis of segment sales.

Operating income more than doubled in 2006 to $30.9 million from $13.1 million in 2005. The primary reason for the improvement in 2006 was that our transportation business returned to profitability after having incurred an operating loss in fiscal 2005. Defense operating income also increased in 2006, at a slightly better rate than the growth in defense sales. Costs of compliance with Section 404 of the Sarbanes-Oxley Act of 2002, which are included in corporate and other costs in our segment reporting, decreased in fiscal 2006 to $0.9 million compared to $1.4 million in 2005, our initial year of compliance. Operating income decreased by 76% in 2005 from 2004 operating income of $54.2 million. The primary reason for the large decrease was the operating loss incurred in 2005 by our transportation systems segment, in addition to a small decrease in defense operating income. See the segment discussions following for further details of segment operating results.

Net income more than doubled from $11.6 million ($0.44 per share) in 2005 to $24.1 million ($.90 per share) in 2006, primarily because of the improvement in transportation systems operating results. Net income in 2005 had dropped from the 2004 level of $36.9 million ($1.38 per share) primarily because of the operating loss in transportation systems in 2005, and was further impacted by the decrease in defense segment operating income in that year. Approximately $4.3 million, after applicable income taxes, of the 2006 net income was from a gain on the sale of real estate that had been held for investment purposes for many years, but was sold in the first quarter of the fiscal year. Approximately $2.8 million of the 2005 net income was from a reduction in tax contingency reserves in the fourth quarter, while $2.3 million, after taxes, of the 2004 net income was from a gain on the sale of a life insurance policy in the third quarter. In 2004, a loss provision for a legal matter had also reduced net income in the fourth quarter by approximately $3.8 million after taxes.

The gross margin from product sales improved slightly in 2006 to 16.0% from 15.1% in 2005, due to improved performance in the transportation systems segment. However, cost growth on a training systems contract in the defense segment and on several transportation systems contracts in 2006, kept the gross margin from products lower than the 2004 level of 26.6%. The gross margin from service sales was 16.9% in 2006, compared to 18.1% in 2005 and 19.6% in 2004. The primary cause of the decreasing service gross margin during the three year period was lower sales from a service contract in Europe that had generated higher than average gross margins. This contract continues to decrease in scope and is expected to be completed in the second quarter of fiscal 2007.

Selling, general and administrative (SG&A) expenses decreased to 11.8% of sales in 2006 compared to 13.8% in 2005 and 14.8% in 2004. SG&A expenses were $13.5 million lower in 2006 than in 2005, with the decrease coming from both segments. In 2005, the defense segment incurred higher than normal selling expenses related to contract proposals, while such activities returned to a more normal level in 2006. Lower transportation systems selling expenses and staffing reductions contributed to reduced SG&A expenses in that segment. In addition, an allowance for doubtful accounts provision of more than $4 million had contributed to higher SG&A expenses in transportation systems in 2005. Transportation systems SG&A expenses decreased in 2005 despite the allowance for doubtful accounts provision, due to a reduction in legal, consulting and engineering support costs incurred in 2004 related to a contractual dispute with a former subcontractor.

Company sponsored research and development (R&D) spending decreased in 2006 from the 2005 level, however, R&D costs continued to be incurred primarily in connection with customer funded activities. We do not rely heavily on company sponsored R&D, as most of our new product development occurs in conjunction with the performance of work on our contracts. The amount of contract required development activity in 2006 was $64 million, compared to $65 million in 2005 and $51 million in 2004; however, these costs are included in cost of sales as they are directly related to contract performance.

Interest and dividend income increased in 2006 over both 2005 and 2004 due primarily to higher interest rates in 2006. Other income was lower in 2006 than in 2005 and 2004 due in part to lower rental income, resulting from the sale of the real estate mentioned above. Other income in 2005 had also included higher foreign currency exchange gains on intercompany advances to our U.K. subsidiary. Interest expense decreased in 2006 from the 2005 level primarily because of a reduction in long-term borrowings. Interest expense was higher in both 2005 and 2006 than in 2004 due primarily to higher levels of short-term borrowings during each of those years.

Our effective tax rate for 2006 was 33.6% of pretax income compared to 3.7% in 2005 and 34.4% in 2004. Tax expense in 2006 included a provision of $1.6 million for taxes due upon the repatriation of capital to the U.S. from our U.K. subsidiary during the year. The effective rate in both 2006 and 2005 benefited from the reversal of tax contingency provisions amounting to $1.1 million and $2.8 million, respectively. Our effective tax rate could be affected in future years by, among other factors, the mix of business between U.S. and foreign jurisdictions, our ability to take advantage of available tax credits, and audits of our records by taxing authorities.

In December 2004, Financial Accounting Standards Board Position 109-2 was issued and established standards for how an issuer accounts for a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer pursuant to the American Jobs Creation Act of 2004 (the Act). The Financial Accounting Standards Board (FASB) staff believes that the lack of clarification of certain provisions within the Act and the timing of the enactment necessitated a practical exception to the Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* (SFAS 109), requirement to reflect in the period of enactment the effect of a new tax law. Accordingly, an enterprise was allowed time beyond the financial reporting period of enactment to evaluate the effect of the Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS 109. We determined during the third fiscal quarter of 2006 that we had sufficient information to make an informed decision on the impact of the Act on our repatriation plans and a provision of $1.5 million was recorded at that time. In the fourth quarter, an extraordinary dividend, as defined by the Act, was paid by our U.K. subsidiary amounting to $48.3 million.

In light of this extraordinary dividend and changing market conditions, we have reevaluated our capital requirements in Europe to determine what portion of our investment can be considered indefinitely reinvested. Our analysis determined that the level of investment we currently have in Europe will be required for the foreseeable future and is considered indefinitely reinvested; therefore, no provision for taxes due upon repatriation has been provided. However, we currently have no firm plans to invest further capital in Europe, so we have concluded that we will provide for U.S. taxes on future earnings in Europe until such time as our plans for investment in Europe become solidified.

Tax legislation enacted in 2004 repealed the Extraterritorial Income (ETI) exclusion relating to export sales. Over a transition period which began in 2005, the new tax rules phase-out the ETI exclusion benefit and provide for a new tax deduction in computing profits from the sale of products manufactured in the United States. The tax benefit we may realize from the new legislation is expected to be substantially equivalent to the benefit we realized under the repealed ETI exclusion; however, changing business conditions could affect this benefit in the future.

DEFENSE SEGMENT

Years ended September 30,	2006	2005	2004
		(in millions)	
Defense Segment Sales			
Communications and electronics (CEBU)	**$ 64.6**	$ 52.5	$ 65.5
Training systems (TSBU)	**228.0**	227.9	181.6
Mission support services (MSBU)	**262.9**	257.0	202.4
Tactical systems and other	**7.3**	6.0	3.4
	$ 562.8	$ 543.4	$ 452.9
Defense Segment Operating Income			
Communications and electronics (CEBU)	**$ 3.9**	$ (4.8)	$ 6.8
Training systems (TSBU)	**9.7**	18.2	15.2
Mission support services (MSBU)	**20.6**	17.9	12.3
Tactical systems and other	**(2.8)**	(1.2)	0.2
	$ 31.4	$ 30.1	$ 34.5

As depicted in the table above, sales from our defense segment increased 4% in 2006 to $562.8 million from $543.4 million in 2005, after having increased by 20% in 2005 from the 2004 level of $452.9 million. All defense business units generated higher sales in 2006, with the biggest increase coming from CEBU. In 2005 sales from CEBU decreased from the 2004 level, while the other defense business units experienced significant growth. The caption "Tactical systems and other" in the table above includes operating results of our 50% owned joint venture company as well as advanced programs for the development of new defense technologies. The joint venture company began work on its first contracts in 2006, which is reflected in the sales amounts above.

Operating income in our defense segment increased to $31.4 million in 2006 from $30.1 million in 2005, a 4% increase, after having decreased in 2005 by 13% from $34.5 million in 2004. The increase in 2006 operating income was primarily due to a turnaround to profitability in CEBU, which incurred an operating loss in 2005. MSBU operating income increased in both 2005 and 2006, while TSBU operating income decreased by nearly 50% in 2006 after having increased in 2005. The joint venture company incurred operating losses of $2.0 million and $1.3 million in 2006 and 2005, respectively, and is not expected to generate operating profits in the near term as it is still in its start-up phase. Operating income amounts in the above table for 2005 and 2004 have been revised from previous reports to conform to the 2006 method of allocating corporate costs to the business units.



Communications and Electronics (CEBU)

Sales from CEBU increased from $52.5 million in 2005 to $64.6 million in 2006, a 23% increase, after having decreased 20% in 2005 from the 2004 level of $65.5 million. The business unit has gone through a transition during this time period as new data link technology has been developed to replace legacy data link systems and the business unit has transitioned to building more power amplifiers than surveillance receivers. The sales increase in 2006 came primarily from contracts for the new data link technology, in addition to growth in sales of avionics products and power amplifiers. Sales in 2005 had decreased primarily because of the completion of contracts for legacy data links in 2004.

Operating income from CEBU also reflects the transition that has taken place during this period. Operating income improved to $3.9 million in 2006 from the operating loss of $4.8 million incurred in 2005. Operating income in 2006 came primarily from the sale of power amplifiers and data links, in addition to the favorable settlement of a long-standing dispute with a customer during the year, which added $1.2 million to operating income. The operating loss in communications and electronics in 2005 was primarily due to cost growth totaling nearly $5 million on two contracts, one a program for the development of new data link technology and the other a program involving a new intelligence application of our data link and receiver technology. In addition, approximately $2 million in overstocked or obsolete surveillance receiver inventory was written down in value to zero in 2005. CEBU operating income was bolstered in 2004 by high margins on a legacy data link contract with a foreign customer, which was completed that year. Avionics products, such as our personnel locator systems had also generated higher operating income in 2004; however, this was offset by operating losses from the surveillance receiver product line.

Training Systems (TSBU)

Sales of training systems were virtually flat from 2005, increasing slightly to $228.0 million in 2006 compared to $227.9 million in 2005, after having increased in 2005 by 25% from $181.6 million in 2004. Air combat training and laser engagement systems (MILES) sales increased in 2006 compared to 2005 while ground combat training sales decreased slightly from the 2005 level. Delayed U.S. government funding for small arms training systems in 2006 also resulted in lower sales from this product line. Work continued in 2006 on development of the next generation air combat training system known as P5 and on ground combat training ranges in Canada, Australia and the Middle East. Sales in 2005 increased over 2004 as a result of growth in sales from these air and ground combat training systems as well as the MILES product line.

TSBU operating income fell nearly 50% to $9.7 million in 2006 from $18.2 million in 2005. The primary reason for the decrease was cost growth of $4.6 million that was accrued on a contract for the development of a ground combat training system for a foreign customer. In addition, operating income from small arms training systems was lower, due to planned development costs of $1.9 million for new weapons simulations systems for this product line in an effort to become more competitive. This major weapons simulations development effort is now complete. Lower sales of small arms virtual training systems, as mentioned above, further impacted operating income from this product line. Operating income in 2005 was up by 20% from 2004 operating income of $15.2 million. This increase was the result of higher sales from ground combat training and MILES contracts.

Mission Support Services (MSBU)

Sales from MSBU increased in 2006 to $262.9 million compared to $257.0 million in 2005, a 2% increase. This increase followed a 27% sales increase in 2005 from $202.4 million in 2004. The increase in 2006 sales came despite a $20 million decrease in sales from the Joint Readiness Training Center (JRTC) contract in Fort Polk, LA, due to a reduction in training exercises conducted by the customer. Sales from all MSBU contracts other than the JRTC increased by 15% between 2005 and 2006, as the result of both new contracts and the expansion of existing programs. The most significant growth in 2006 sales came from contracts for modeling the effects of weapons of mass destruction. Sales in 2005 grew from the 2004 level due primarily to higher sales from the JRTC contract because of an increase in training exercises that year. Sales from contracts for modeling the effects of weapons of mass destruction also increased in 2005 over the 2004 level.

Operating income from MSBU increased in 2006 to $20.6 million from $17.9 million in 2005, an increase of 15%. Operating income in 2005 increased 46% over the 2004 level of $12.3 million. Operating income as a percentage of sales increased during the three year period due to improved operating performance on several contracts and due to sales growth without a proportional increase in SG&A expenses. Operating income as a percentage of sales increased to 7.8% in 2006, compared to 7.0% in 2005 and 6.1% in 2004.

TRANSPORTATION SYSTEMS SEGMENT

Transportation systems sales trended down slightly for the 2004 to 2006 period. Sales for 2006 were $243.9 million compared to $245.8 million in 2005 and $253.5 million in 2004. Sales in North America increased in 2006 compared to 2005, while sales in Australia decreased and European sales were consistent from year to year. Increased sales from a contract in Sweden in 2006 helped to offset an anticipated decrease in sales from the PRESTIGE contract in London and from European service contracts. As we have discussed in previous reports, the PRESTIGE system is in the operations and maintenance phase, which generates lower sales than the system design and installation phase. Service sales were lower in Europe primarily because of the gradual phase-out of old ticket issuing equipment which is being replaced by modern equipment requiring less maintenance. We are competing for the contracts to provide the new equipment and have been successful in winning a portion of the work awarded thus far. In addition, we completed a contract for the maintenance of communications equipment in London at the end of fiscal 2005 which was not renewed in 2006, further impacting service sales. The reduction in sales in 2005 from 2004 resulted from a decrease in North American sales by 15%, while sales in Australia and Europe increased about 14%. We anticipate lower sales from the transportation systems segment in fiscal 2007 due to the expected completion of several systems contracts in North America and a decrease in opportunities to sell new systems in the near term.

We made acquisitions of two small parking system companies, one at the end of 2004 and one early in 2005, which added $4.3 million and $9.1 million, respectively, to fiscal 2006 and 2005 transportation product sales in North America.

The transportation systems segment returned to profitability in 2006, with operating income of $2.8 million, compared to an operating loss of $13.8 million in 2005 and operating income of $28.2 million in 2004. In 2006, healthy operating income from contracts in Europe was partially offset by operating losses on contracts in North America and Australia. Projected costs to complete fare collection systems on several North American and one Australian contract increased by approximately $21 million more than we had estimated last year; therefore, we recorded a loss of that amount on these contracts during the year. The primary cause of the cost growth was an increase in engineering hours incurred to complete the projects, in addition to project management costs incurred due to delays in project completion. This compares to cost growth of approximately $28 million on these contracts in 2005.



The design, manufacture and a substantial portion of the installation of equipment on the North American and Australian contracts referred to above is complete. Nevertheless, there continues to be risk that we will not be able to complete these contracts within our current estimates. These risks include potential higher costs for integration, customer-caused delays in the installation of hardware and other customer directed changes. We also believe that customer directed work outside the scope of the contracts and customer delay of progress toward completion of these contracts has resulted in a portion of the cost growth we have already experienced. We are continuing to assess the contractual basis for claims on these contracts and measuring the cost impact related to these customer required changes to the scope of work. While we believe we are entitled to recover some of the additional costs we have incurred and costs we may incur in the future due to customer delays or changes, the amount of recovery from claims cannot be determined at this time. Therefore, all related costs have been expensed and no revenues from these claims have been recorded to date.

Also included in the results described above are operating losses of $3.4 million in 2006 and $4.5 million in 2005 from the parking businesses we acquired in late 2004 and early 2005. This was the result of cost growth on two contracts as well a lack of sufficient sales volume to absorb the overhead costs of the business. These businesses have now been incorporated into our other North American operations.

In 2005 we also recorded an allowance of $4.2 million for doubtful collection of an accounts receivable balance with a customer that terminated its contract with us. This provision is included in 2005 SG&A expenses in the consolidated statement of income. We believe that we have substantially performed the requirements of the contract such that this payment is due to us and we believe the termination attempt by this customer is unwarranted.

BACKLOG

September 30,	2006	2005
	(in millions)	
Total backlog		
Transportation systems	**$ 715.6**	$ 733.3
Defense		
Communications and electronics	**71.9**	57.3
Training systems	**285.9**	318.9
Mission support services	**366.4**	344.1
Tactical systems and other	**38.8**	7.4
Total defense	**763.0**	727.7
Total	**$ 1,478.6**	$ 1,461.0
Funded backlog		
Transportation systems	**$ 715.6**	$ 733.3
Defense		
Communications and electronics	**71.9**	57.3
Training systems	**285.9**	318.9
Mission support services	**112.2**	92.0
Tactical systems and other	**38.8**	7.4
Total defense	**508.8**	475.6
Total	**$ 1,224.4**	$ 1,208.9

In addition to the amounts identified above, the company has been selected as a participant in or, in some cases, the sole contractor for several substantial Indefinite delivery/ indefinite quantity (IDIQ) contracts. IDIQ contracts are not included in backlog until an order is received.

The difference between total backlog and funded backlog represents options under multiyear service contracts. Funding for these contracts comes from annual operating budgets of the U.S. government and the options are normally exercised annually. Options for the purchase of additional systems or equipment are not included in backlog until exercised.

NEW ACCOUNTING STANDARDS

On July 13, 2006, the Financial Accounting Standards Board issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), which is effective for fiscal years beginning after December 31, 2006. The purpose of FIN 48 is to clarify and set forth consistent rules for accounting for uncertain tax positions in accordance with FAS 109, *Accounting for Income Taxes*. The cumulative effect of applying the provisions of this interpretation are required to be reported separately as an adjustment to the opening balance of retained earnings in the year of adoption. We are in the process of reviewing and evaluating FIN 48, and therefore the ultimate impact of its adoption is not yet known.

In September 2006, the Financial Accounting Standards Board published Statement of Financial Accounting Standards No. 158 (SFAS 158), *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, to require an employer to fully recognize the obligations associated with single-employer defined benefit pension, retiree healthcare, and other postretirement plans in their financial statements. The new standard is effective for fiscal years ending after December 15, 2006. Previous standards required an employer to disclose the complete funded status of its plan only in the notes to the financial statements. Moreover, because those standards allowed an employer to delay recognition of certain changes in plan assets and obligations that affected the costs of providing benefits, employers reported an asset or liability that almost always differed from the plan's funded status. Under SFAS 158 , a defined benefit postretirement plan sponsor that is a public or private company or a nongovernmental not-for-profit organization must (a) recognize in its statement of financial position an asset for a plan's overfunded status or a liability for the plan's underfunded status, (b) measure the plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year (with limited exceptions), and (c) recognize, as a component of other comprehensive income, the changes in the funded status of the plan that arise during the year but are not recognized as components of net periodic benefit cost pursuant to SFAS 87 , *Employers' Accounting for Pensions*, or SFAS 106 , *Employers' Accounting for Postretirement Benefits Other Than Pensions*. SFAS 158 also requires an employer to disclose in the notes to financial statements additional information on how delayed recognition of certain changes in the funded status of a defined benefit postretirement plan affects net periodic benefit cost for the next fiscal year. We are in the process of reviewing and evaluating SFAS 158, and therefore the ultimate impact of its adoption in not yet known.

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections* (SFAS 154). This Statement replaces APB Opinion No. 20, *Accounting Changes*, and SFAS 3, *Reporting Accounting Changes in Interim Financial Statements*. SFAS 154 sets forth new guidelines on accounting for voluntary changes in accounting principle and requires certain disclosures. It also applies to the unusual situation in which an accounting pronouncement is issued but does not include specific transition guidelines. This Statement requires such accounting principle changes to be applied retrospectively to all prior periods presented and an adjustment to the balance of assets or liabilities affected along with an offsetting adjustment to retained earnings for the cumulative effect on periods prior to those presented. This Statement carries forward without change the guidance in APB Opinion No. 20 for reporting the correction of an error and a change in accounting estimate. SFAS 154 will be effective for the Company beginning with fiscal year 2007.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operations totaled $31.4 million in 2006 compared to $54.7 million in 2005. Operating activities had used cash of $28.2 million in 2004. A decrease in accounts receivable of $5.8 million in 2006 and $38.5 million in 2005 contributed to the positive cash flows. Both the defense and transportation systems segments generated positive cash flows in 2006, with the larger amount contributed by transportation systems. Operating cash flows from the defense segment were positive in all three years, while transportation systems operating cash flows were positive in 2006 and 2005 after having been negative in 2004.

We have classified certain unbilled accounts receivable balances as noncurrent because we do not expect to receive payment within one year from the balance sheet date. At September 30, 2006, this balance improved to $2.2 million compared to $22.9 million at September 30, 2005.

Cash flows used in investing activities in 2006 included $9.8 million in capital expenditures, partially offset by proceeds of $8.0 million from the investment real estate sale. We also invested $8.9 million of our excess cash in short-term investments in 2006. In 2005, investing activities included $8.3 million in capital expenditures, partially offset by the liquidation of $6.2 million in short-term investments. Investing activities in 2004 included a $13.6 million cash receipt from the sale of a life insurance policy, $6.9 million in capital expenditures, $7.1 million used for acquisitions and the net purchase of short-term investments of $3.2 million.

Financing activities in 2006 included the repayment of short term borrowings of $16.4 million and scheduled payments on long-term borrowings of $6.1 million, in addition to the payment of a dividend to shareholders of $4.8 million (18 cents per share). Financing activities in 2005 included scheduled debt payments of $6.1 million, dividends paid to shareholders of $4.8 million and net borrowings of $0.7 million on a short-term basis. In 2004 we obtained a $9.0 million mortgage on our facility in the U.K. and used the proceeds to repay short-term borrowings in the U.K. We also borrowed $25 million on a short-term basis in the U.S. and New Zealand that year to fund working capital requirements. Other financing activities in 2004 included scheduled debt payments of $1.9 million and the payment of $4.3 million in dividends to shareholders.

Accumulated other comprehensive income increased by $6.7 million in 2006 because of foreign currency translation adjustments of $4.3 million and a decrease in the minimum liability for our pension plan of $2.4 million. This increases the positive balance in accumulated other comprehensive income to $8.4 million as of September 30, 2006 compared to $1.7 million at September 30, 2005.

The pension plan under-funded balance improved from the September 30, 2005 balance of $41.1 million to $32.2 million at September 30, 2006. Of this improvement, $7.4 million was the result of our decision to discontinue accrual of benefits under the defined benefit pension plan that provides benefits to certain U.S. based employees, effective January 1, 2007. We will replace this benefit with a company match of employee's contributions up to 3% of their qualified pay under our existing defined contribution 401(k) plan. Over the long-term, the cost of this defined contribution is expected to be equivalent to or slightly lower than the cost of the defined benefit pension plan; however, we expect this change will result in a more consistent and predictable retirement cost in the future. The remainder of the improvement in the funding position can be attributed to a return on plan assets for the year that was higher than our assumed rate of return.

The net deferred tax asset was $26.4 million at September 30, 2006 compared to $28.1 million at September 30, 2005. Of these amounts, $4.7 million and $6.0 million at September 30, 2006 and 2005, respectively, resulted from the tax effect of recording an additional minimum pension liability. We expect to generate sufficient taxable income in the future such that the net deferred tax asset will be realized.

Our financial condition remains strong with working capital of $277.5 million and a current ratio of 2.7 at September 30, 2006. We expect that cash on hand and our ability to access the debt markets will be adequate to meet our working capital requirements for the foreseeable future. In addition to the short-term borrowing arrangements we have in the U.K. and New Zealand, we have a committed five year credit facility from a group of financial institutions in the U.S., aggregating $150 million. As of September 30, 2006, $19.9 million of this capacity was used, leaving an additional $130.1 million available. Our total debt to capital ratio at September 30, 2006 was less than 15%. In addition, our cash and short-term investments totaled $51.3 million at September 30, 2006 which was nearly the level of our total short and long-term borrowings of $54.2 million.

The following is a schedule of our contractual obligations outstanding as of September 30, 2006:

	Total	Less than 1 Year	1 - 3 years	4 - 5 years	After 5 years
			(in millions)		
Long-term debt	$ 44.2	$ 6.1	$ 12.1	$ 9.3	$ 16.8
Interest payments	10.8	2.5	3.9	2.5	1.9
Operating leases	18.6	5.0	7.1	4.1	2.4
Deferred compensation	8.3	0.8	0.8	0.7	6.0


CUBIC

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

Our financial statements are prepared in accordance with accounting principles that are generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. We continually evaluate our estimates and judgments, the most critical of which are those related to revenue recognition, income taxes, valuation of goodwill and pension costs. We base our estimates and judgments on historical experience and other factors that we believe to be reasonable under the circumstances. Materially different results can occur as circumstances change and additional information becomes known.

Besides the estimates identified above that are considered critical, we make many other accounting estimates in preparing our financial statements and related disclosures. All estimates, whether or not deemed critical, affect reported amounts of assets, liabilities, revenues and expenses, as well as disclosures of contingent assets and liabilities. These estimates and judgments are also based on historical experience and other factors that are believed to be reasonable under the circumstances. Materially different results can occur as circumstances change and additional information becomes known, even for estimates and judgments that are not deemed critical.

This discussion of critical accounting policies, estimates and judgments should be read in conjunction with other disclosures included in this discussion, and the Notes to the Consolidated Financial Statements related to estimates, contingencies and new accounting standards. Significant accounting policies are identified in Note 1 to the Consolidated Financial Statements. We have discussed each of the "critical" accounting policies and the related estimates with the audit committee of the Board of Directors.

Revenue Recognition

Most of our business is derived from long-term development, production and system integration contracts which we account for consistent with the American Institute of Certified Public Accountants' (AICPA) audit and accounting guide, *Audits of Federal Government Contractors,* and the AICPA's Statement of Position No. 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts*. We consider the nature of these contracts, and the types of products and services provided, when we determine the proper accounting for a particular contract. Generally, we record revenue for long-term fixed price contracts on a percentage of completion basis using the cost-to-cost method to measure progress toward completion. Most of our long-term fixed-price contracts require us to deliver minimal quantities over a long period of time or to perform a substantial level of development effort in relation to the total value of the contract. Under the cost-to-cost method of accounting, we recognize revenue based on a ratio of the costs incurred to the estimated total costs at completion. Amounts representing contract change orders, claims or other items are included in the contract value only when they can be reliably estimated and realization is considered probable. Provisions are made on a current basis to fully recognize any anticipated losses on contracts.

We record sales under cost-reimbursement-type contracts as we incur the costs. Incentives or penalties and awards applicable to performance on contracts are considered in estimating sales and profits, and are recorded when there is sufficient information to assess anticipated contract performance. Incentive provisions that increase or decrease earnings based solely on a single significant event are not recognized until the event occurs. We have accounting policies in place to address these and other complex issues in accounting for long-term contracts.

Sales of products are recorded when a firm sales agreement is in place, delivery has occurred and collectibility of the fixed or determinable sales price is reasonably assured. Sales of services are recorded when performed in accordance with contracts or service agreements. Sales and profits on contracts that specify multiple deliverables are allocated to separate units of accounting when there is objective evidence that each accounting unit has value to the customer on a stand-alone basis.

INCOME TAXES

Significant judgment is required in determining our income tax provisions and in evaluating our tax return positions. We establish reserves when, despite our belief that our tax return positions are fully supportable, we believe that certain positions are likely to be challenged and that we may not prevail. We adjust these reserves in light of changing facts and circumstances, such as the progress of a tax audit.

Tax regulations require items to be included in the tax return at different times than the items are reflected in the financial statements and are referred to as timing differences. In addition, some expenses are not deductible on our tax return and are referred to as permanent differences. Timing differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in future years for which we have already recorded the benefit in our income statement. We establish valuation allowances for our deferred tax assets when the amount of expected future taxable income is not likely to support the use of the deduction or credit. Deferred tax liabilities generally represent deductions we have taken on our tax return but have not yet recognized as expense in our financial statements. We have not recognized any United States tax expense on undistributed earnings of our foreign subsidiaries since we intend to reinvest the earnings outside the United States for the foreseeable future. These undistributed earnings totaled approximately $37.3 million at September 30, 2006.

VALUATION OF GOODWILL

We evaluate our recorded goodwill balances for potential impairment annually by comparing the fair value of each reporting unit to its carrying value, including recorded goodwill. We have not yet had a case where the carrying value exceeded the fair value; however, if it did, impairment would be measured by comparing the derived fair value of goodwill to its carrying value, and any impairment determined would be recorded in the current period. To date there has been no impairment of our recorded goodwill. Goodwill balances by reporting unit are as follows:

September 30,	2006	2005
	(in millions)	
Defense systems and products	**$ 16.5**	$ 16.6
Defense services	**9.7**	9.7
Transportation systems	**8.6**	8.2
Total goodwill	**$ 34.8**	$ 34.5

Determining the fair value of a reporting unit for purposes of the goodwill impairment test is judgmental in nature and often involves the use of significant estimates and assumptions. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the magnitude of any such charge. We currently perform internal valuation analysis and consider other market information that is publicly available. Estimates of fair value are primarily determined using discounted cash flows and comparisons with recent transactions. These approaches use significant estimates and assumptions including projected future cash flows, a discount rate reflecting the inherent risk in future cash flows, a perpetual growth rate and determination of appropriate market comparables.

For fiscal 2006, the discounted cash flows for each reporting unit were based on discrete three-year financial forecasts developed by management for planning purposes. Cash flows beyond the three-year discrete forecasts were estimated based on projected growth rates and financial ratios, influenced by an analysis of historical ratios, and by calculating a terminal value at the end of ten years. The compound annual growth rates for sales ranged from 4.0% to 8.0% and for operating profit margins ranged from 6.5% to 8.0% for the reporting units, beyond the discrete forecast period. The future cash flows were discounted to present value using a discount rate of 9%. We did not recognize any goodwill impairment as a result of performing this annual test. A variance in the discount rate, the estimated sales growth rate or the operating profit margin could have a significant impact on the estimated fair value of the reporting unit and consequently the amount of identified goodwill impairment. For example, a 3% decrease in the assumed operating profit margin in either the defense systems and products or the transportation systems reporting units would have resulted in an indication of impairment that would have led us to further quantify the possible impairment and potentially record a charge to write-down these assets.

Pension Costs

The measurement of our pension obligations and costs is dependent on a variety of assumptions used by our actuaries. These assumptions include estimates of the present value of projected future pension payments to plan participants, taking into consideration the likelihood of potential future events such as salary increases and demographic experience. These assumptions may have an effect on the amount and timing of future contributions.

The assumptions used in developing the required estimates include the following key factors:

- Discount rates
- Inflation
- Salary growth
- Expected return on plan assets
- Retirement rates
- Mortality rates

We base the discount rate assumption on investment yields available at year-end on high quality corporate long-term bonds. Our inflation assumption is based on an evaluation of external market indicators. The salary growth assumptions reflect our long-term actual experience in relation to the inflation assumption. The expected return on plan assets reflects asset allocations, our historical experience, our investment strategy and the views of investment managers and large pension sponsors. Retirement and mortality rates are based primarily on actual plan experience. The effects of actual results differing from our assumptions are accumulated and amortized over future periods, and therefore, generally affect our recognized expense in such future periods.

Changes in the above assumptions can affect our financial statements, although the relatively small size of our defined benefit pension plans in relation to the size of the Company limit the impact any individual assumption changes can have. For example, a 50 basis point change in the assumed rate of return on assets would have changed the pension expense recorded in 2006 by about $600 thousand, before applicable income taxes.



CONSOLIDATED BALANCE SHEETS

	September 30, 2006	September 30, 2005
	(in thousands)	
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	**$ 42,380**	$ 48,860
Short-term investments	**8,874**	-
Accounts receivable:		
Trade and other receivables	**15,686**	11,085
Long-term contracts	**319,847**	304,688
Allowance for doubtful accounts	**(5,086)**	(5,002)
	330,447	310,771
Inventories	**20,209**	21,530
Deferred income taxes	**19,042**	18,838
Prepaid expenses and other current assets	**17,117**	17,871
TOTAL CURRENT ASSETS	**438,069**	417,870
LONG-TERM CONTRACT RECEIVABLES	**2,200**	22,900
PROPERTY, PLANT AND EQUIPMENT		
Land and land improvements	**14,412**	14,990
Buildings and improvements	**43,779**	41,154
Machinery and other equipment	**83,301**	79,713
Leasehold improvements	**5,368**	3,665
Accumulated depreciation and amortization	**(92,296)**	(87,345)
	54,564	52,177
OTHER ASSETS		
Deferred income taxes	**7,360**	9,253
Goodwill	**34,750**	34,473
Miscellaneous other assets	**11,128**	10,607
	53,238	54,333
TOTAL ASSETS	**$ 548,071**	$ 547,280

See accompanying notes.

	September 30,	
	2006	2005
	(in thousands)	
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Short-term borrowings	$ 10,000	$ 26,302
Trade accounts payable	23,240	30,256
Customer advances	43,752	41,239
Accrued compensation	37,176	36,601
Accrued pension liability	6,283	7,953
Other current liabilities	26,919	27,270
Income taxes payable	7,099	6,571
Current maturities of long-term debt	6,078	6,040
TOTAL CURRENT LIABILITIES	160,547	182,232
LONG-TERM DEBT	38,159	43,776
OTHER LIABILITIES		
Accrued pension liability	18,208	16,179
Deferred compensation	7,565	7,584
MINORITY INTEREST	366	351
COMMITMENTS AND CONTINGENCIES	-	-
SHAREHOLDERS' EQUITY		
Preferred stock, no par value:		
Authorized--5,000,000 shares		
Issued and outstanding--none	-	-
Common stock, no par value:		
Authorized--50,000,000 shares		
Issued--35,664,729 shares, outstanding--26,719,663 shares	234	234
Additional paid-in capital	12,123	12,123
Retained earnings	338,523	319,200
Accumulated other comprehensive income	8,415	1,667
Treasury stock at cost--8,945,066 shares	(36,069)	(36,066)
	323,226	297,158
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 548,071	$ 547,280

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended September 30,		
	2006	2005	2004
	(amounts in thousands, except per share data)		
Net sales:			
Products	**$ 489,286**	$ 459,050	$ 445,646
Services	**332,100**	345,322	276,366
	821,386	804,372	722,012
Costs and expenses:			
Products	**411,181**	389,555	327,047
Services	**276,032**	282,986	222,123
Selling, general and administrative expenses	**97,166**	110,644	107,139
Research and development	**6,112**	8,083	5,494
Provision for litigation	**-**	-	6,000
	790,491	791,268	667,803
Operating income	**30,895**	13,104	54,209
Other income (expenses):			
Gain on sale of assets	**7,237**	-	4,510
Interest and dividends	**1,891**	1,046	431
Interest expense	**(5,112)**	(5,386)	(4,658)
Other income	**433**	2,668	1,813
Minority interest in loss of subsidiary	**985**	649	-
Income before income taxes	**36,329**	12,081	56,305
Income taxes	**12,196**	453	19,394
Net income	**$ 24,133**	$ 11,628	$ 36,911
Basic and diluted net income per common share	**$ 0.90**	$ 0.44	$ 1.38
Average number of common shares outstanding	**26,720**	26,720	26,720

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands except per share amounts)	Comprehensive Income	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Additional Paid-in Capital	Common Stock
October 1, 2003		$ (36,066)	$ (745)	$ 279,746	$ 12,123	$ 234
Comprehensive income:						
Net income	$ 36,911	-	-	36,911	-	-
Realized gains on short-term investments	(160)	-	(160)	-	-	-
Decrease in minimum pension liability	2,568	-	2,568	-	-	-
Foreign currency translation adjustment	8,788	-	8,788	-	-	-
Net unrealized losses from cash flow hedges	(356)	-	(356)	-	-	-
Comprehensive income	$ 47,751					
Cash dividends paid -- $.16 per share of common stock		-	-	(4,276)	-	-
September 30, 2004		(36,066)	10,095	312,381	12,123	234
Comprehensive income:						
Net income	$ 11,628	-	-	11,628	-	-
Increase in minimum pension liability	(4,027)	-	(4,027)	-	-	-
Foreign currency translation adjustment	(3,970)	-	(3,970)	-	-	-
Net unrealized losses from cash flow hedges	(431)	-	(431)	-	-	-
Comprehensive income	$ 3,200					
Cash dividends paid -- $.18 per share of common stock		-	-	(4,809)	-	-
September 30, 2005		(36,066)	1,667	319,200	12,123	234
Comprehensive income:						
Net income	$ 24,133	-	-	24,133	-	-
Decrease in minimum pension liability	2,435	-	2,435	-	-	-
Foreign currency translation adjustment	4,321	-	4,321	-	-	-
Net unrealized losses from cash flow hedges	(8)	-	(8)	-	-	-
Comprehensive income	$ 30,881					
Purchase of treasury stock		(3)	-	-	-	-
Cash dividends paid -- $.18 per share of common stock		-	-	(4,810)	-	-
September 30, 2006		$ (36,069)	$ 8,415	$ 338,523	$ 12,123	$ 234

See accompanying notes.



CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended September 30,		
	2006	2005	2004
		(in thousands)	
Operating Activities:			
Net income	$ **24,133**	$ 11,628	$ 36,911
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	**8,490**	8,631	7,466
Deferred income taxes	**514**	(7,967)	52
Provision for doubful accounts	**145**	4,136	(193)
Gain on sale of assets	**(7,237)**	-	(4,510)
Minority interest in loss of subsidiary	**(985)**	(649)	
Changes in operating assets and liabilities, net of effects from acquisitions:			
Accounts receivable	**5,793**	38,480	(84,534)
Inventories	**1,577**	3,048	2,638
Prepaid expenses	**(2,051)**	(4,865)	(3,327)
Accounts payable and other current liabilities	**(2,112)**	12,122	8,948
Customer advances	**2,279**	(9,893)	9,047
Income taxes	**155**	885	(129)
Other items - net	**653**	(843)	(556)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	**31,354**	54,713	(28,187)
Investing Activities:			
Acquisition of businesses, net of cash acquired	**(785)**	(358)	(7,141)
Proceeds from sale of assets	**8,028**	-	13,610
Decrease (increase) in short-term investments	**(8,874)**	6,200	(3,206)
Purchases of property, plant and equipment	**(9,789)**	(8,311)	(6,949)
Other items - net	**(513)**	(3,256)	(784)
NET CASH USED IN INVESTING ACTIVITIES	**(11,933)**	(5,725)	(4,470)
Financing Activities:			
Change in short-term borrowings	**(16,437)**	683	17,876
Proceeds from issuance of long-term debt	**-**	-	9,026
Principal payments on long-term debt	**(6,052)**	(6,069)	(1,902)
Purchases of treasury stock	**(3)**	-	-
Dividends paid to shareholders	**(4,810)**	(4,809)	(4,276)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	**(27,302)**	(10,195)	20,724
Effect of exchange rates on cash	**1,401**	(555)	185
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(6,480)**	38,238	(11,748)
Cash and cash equivalents at the beginning of the year	**48,860**	10,622	22,370
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$ **42,380**	$ 48,860	$ 10,622

See accompanying notes.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of the Business: Cubic Corporation ("Cubic" or "the Company") designs, develops and manufactures products which are mainly electronic in nature, provides government services and services related to products previously produced by Cubic and others. The Company's principal lines of business are defense electronics and transportation fare collection systems. Principal customers for defense products and services are the United States and foreign governments. Transportation fare collection systems are sold primarily to large local government agencies in the United States and worldwide.

Principles of Consolidation: The consolidated financial statements include the accounts of Cubic Corporation, its majority-owned subsidiaries and a 50% owned joint venture of which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated in consolidation. The consolidation of foreign subsidiaries requires translation of their assets and liabilities into U.S. dollars at year-end exchange rates. Statements of income and cash flows are translated at the average exchange rates for each year.

Cash Equivalents: The Company considers highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

Concentration of Credit Risk: The Company has established guidelines pursuant to which its cash and cash equivalents are diversified among various money market instruments and investment funds. These guidelines emphasize the preservation of capital by requiring minimum credit ratings assigned by established credit organizations. Diversification is achieved by specifying maximum investments in each instrument type and issuer. The majority of these investments are not on deposit in federally insured accounts.

Fair Value of Financial Instruments: Financial instruments, including cash equivalents, accounts receivable, accounts payable and accrued liabilities, are carried at cost, which management believes approximates the fair value because of the short-term maturity of these instruments. The fair value of long-term debt is based upon quoted market prices for the same or similar debt instruments and approximates the carrying value of the debt. Receivables consist primarily of amounts due from U.S. and foreign governments for defense products and local government agencies for transportation systems. Due to the nature of its customers, the Company generally does not require collateral. The Company has limited exposure to credit risk as the Company has historically collected substantially all of its receivables from government agencies. The Company generally requires no allowance for doubtful accounts for these customers unless specific contractual circumstances warrant it.

Short-term investments: Short-term investments include highly liquid, investment grade, institutional money market debt and preferred stock instruments and are stated at fair market value. The net excess of fair market value over cost is included in Accumulated Other Comprehensive Income (Loss) on the Consolidated Balance Sheets.

Inventories: Inventories are stated at the lower of cost or market. Cost is determined using primarily the first-in, first-out (FIFO) method, which approximates current replacement cost. Work in process is stated at the actual production and engineering costs incurred to date, including applicable overhead, and is reduced by charging any amounts in excess of estimated realizable value to cost of sales. Although costs incurred for certain government contracts include general and administrative costs as allowed by government cost accounting standards, the amounts remaining in inventory at September 30, 2006 and 2005 were immaterial.



NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—CONTINUED

Property, Plant and Equipment: Property, plant and equipment are carried at cost. Depreciation is provided in amounts sufficient to amortize the cost of the depreciable assets over their estimated useful lives. Generally, straight-line methods are used for real property over estimated useful lives ranging from 15 to 39 years or the term of the underlying lease for leasehold improvements. Accelerated methods (declining balance and sum-of-the-years-digits) are used for machinery and equipment over estimated useful lives ranging from five to seven years. Provisions for depreciation of plant and equipment and amortization of leasehold improvements amounted to $7,648,000, $8,096,000, and $6,979,000 in 2006, 2005 and 2004, respectively.

Goodwill: Goodwill is evaluated for potential impairment annually by comparing the fair value of a reporting unit to its carrying value, including recorded goodwill. If the carrying value exceeds the fair value, impairment is measured by comparing the derived fair value of goodwill to its carrying value, and any impairment determined would be recorded in the current period. To date there has been no impairment of the Company's recorded goodwill. The changes in the carrying amount of goodwill for the two years ended September 30, 2006 are as follows:

	Transportation Segment	Defense Segment	Total
		(in thousands)	
Balances at October 1, 2004	$ 7,951	$ 27,222	$ 35,173
Goodwill acquired during the year	358	-	358
Utilization of net operating loss carryforwards acquired	-	(968)	(968)
Foreign currency exchange rate changes	(159)	69	(90)
Balances at September 30, 2005	8,150	26,323	34,473
Foreign currency exchange rate changes	465	(188)	277
Balances at September 30, 2006	$ 8,615	$ 26,135	$ 34,750

Impairment of Long-Lived Assets: The carrying values of long-lived assets other than goodwill are generally evaluated for impairment only if events or changes in facts and circumstances indicate that carrying values may not be recoverable. Any impairment determined would be recorded in the current period and would be measured by comparing the fair value of the related asset to its carrying value. Fair value is generally determined by identifying estimated undiscounted cash flows to be generated by those assets. No impairments have been recorded for the years ended September 30, 2006, 2005, and 2004.

Deferred Compensation: Deferred compensation includes amounts due under an arrangement under which certain members of management may elect to defer receiving payment for a portion of their compensation until periods after their respective retirements. Interest on such accrued compensation accrues at market rates, 5.1% at September 30, 2006, until such time as it is paid in full.

Comprehensive Income: Comprehensive income and its components are presented in the statement of changes in shareholders' equity. Accumulated comprehensive income (loss) consisted of the following:

September 30,		2006		2005
		(in thousands)		
Minimum pension liability	**$**	**(8,633)**	$	(11,069)
Foreign currency translation		**17,048**		12,728
Net unrealized gains from cash flow hedges		**-**		8
	$	**8,415**	$	1,667

The minimum pension liability is shown net of tax benefits of $4,650,000 and $5,961,000 at September 30, 2006 and 2005, respectively. Deferred income taxes are not recognized for translation-related temporary differences of foreign subsidiaries whose undistributed earnings are considered to be permanently invested. The net unrealized gain from cash flow hedges is shown net of tax liabilities of $0 and $4,000 in 2006 and 2005, respectively.

Gain on Sale of Assets: During the first quarter of fiscal year 2006, the Company sold real estate that had been held for investment purposes for approximately $8 million, resulting in a gain before applicable income taxes of $7.2 million.

Revenue Recognition: Sales and profits under the Company's long-term fixed-price contracts, which generally require a significant amount of development effort in relation to total contract value, are recognized using the cost-to-cost percentage of completion method of accounting. Sales and profits are recorded based on the ratio of costs incurred to estimated total costs at completion. In the early stages of contract performance, profit is not recognized until progress is demonstrated or contract milestones are reached.

Sales under cost-reimbursement type contracts are recorded as costs are incurred. Applicable estimated profits are included in earnings based on the ratio of costs incurred to the estimated total costs at completion. Sales of products are recorded when a firm sales agreement is in place, delivery has occurred and collectibility of the fixed or determinable sales price is reasonably assured. Sales of services are recorded when performed in accordance with contracts or service agreements.

Amounts representing contract change orders, claims or other items are included in the contract value only when they can be reliably estimated and realization is considered probable. Incentives or penalties and awards applicable to performance on contracts are considered in estimating sales and profits, and are recorded when there is sufficient information to assess anticipated contract performance. Incentive provisions that increase or decrease earnings based solely on a single significant event are not recognized until the event occurs.

Sales and profits on contracts that specify multiple deliverables are allocated to separate units of accounting when there is objective evidence that each accounting unit has value to the customer on a stand-alone basis.

Provisions are made on a current basis to fully recognize any anticipated losses on contracts. Cash received prior to revenue recognition is classified as customer advances on the balance sheet.

Income taxes: The provision for income taxes includes federal, state, local, and foreign taxes. Tax credits, primarily for research and development and export programs are recognized as a reduction of the provision for income taxes in the year in which they are available for tax purposes.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—CONTINUED

Deferred income taxes are provided on temporary differences between assets and liabilities for financial reporting and tax purposes as measured by enacted tax rates expected to apply when the temporary differences are settled or realized. Valuation allowances are established for deferred tax assets when the amount of expected future taxable income is not likely to support the use of the deduction or credit. Deferred tax liabilities generally represent deductions that have been taken on tax returns but have not yet been recognized as expense in the financial statements. The Company has not recognized any United States tax expense on undistributed earnings of its foreign subsidiaries since it intends to reinvest the earnings outside the United States for the foreseeable future. Such undistributed earnings totaled approximately $37.3 million at September 30, 2006.

Earnings Per Share: Per share amounts are based upon the weighted average number of shares of common stock outstanding.

Derivative Financial Instruments: The Company's use of derivative financial instruments is limited to foreign exchange forward and option contracts used to hedge significant contract sales and purchase commitments that are denominated in currencies other than the functional currency of the subsidiary responsible for the commitment and to hedge net advances to foreign subsidiaries. The purpose of the Company's foreign currency hedging activities is to fix the dollar value of specific commitments and payments to foreign vendors, and the value of foreign currency denominated receipts from customers. At September 30, 2006, the Company had foreign exchange contracts with a notional value of $100.5 million outstanding.

The Company accounts for derivatives pursuant to SFAS 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended. This standard requires that all derivative instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. The classification of gains and losses resulting from changes in the fair values of derivatives is dependent on the intended use of the derivative and its resulting designation. The change in fair value of the ineffective portion of a hedge, and changes in fair values of derivatives that are not considered highly effective hedges are immediately recognized in earnings. If the derivative is designated as a fair value hedge, the changes in the estimated fair value of the derivative and the underlying hedged item are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are subsequently recognized in earnings when the hedged item affects earnings. Ineffectiveness between the change in fair value of the derivatives and the change in fair value of hedged items was immaterial for the years ended September 30, 2006, 2005 and 2004.

Accounting Standards: On July 13, 2006, the Financial Accounting Standards Board issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), which is effective for fiscal years beginning after December 31, 2006. The purpose of FIN 48 is to clarify and set forth consistent rules for accounting for uncertain tax positions in accordance with FAS 109, *Accounting for Income Taxes.* The cumulative effect of applying the provisions of this interpretation are required to be reported separately as an adjustment to the opening balance of retained earnings in the year of adoption. Management is in the process of reviewing and evaluating FIN 48, and therefore the ultimate impact of its adoption is not yet known.

In September 2006, the Financial Accounting Standards Board published Statement of Financial Accounting Standards (SFAS) No. 158 (SFAS 158), *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans,* to require an employer to fully recognize the obligations associated with single-employer defined benefit pension, retiree healthcare, and other postretirement plans in their financial statements. The new standard is effective for fiscal years ending after December 15, 2006. Previous standards required an employer to disclose the complete funded status of its plan only in the notes to the financial statements. Moreover, because those standards allowed an employer to delay recognition of certain changes in plan assets and obligations that affected the costs of providing benefits, employers reported an asset or liability that almost always differed from the plan's funded status. Under SFAS 158 , a defined benefit postretirement plan sponsor that is a public or private company or a nongovernmental not-for-profit organization must (a) recognize in its statement of financial position an asset for a plan's overfunded status or a liability for the plan's underfunded status, (b) measure the plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year (with limited exceptions), and (c) recognize, as a component of other comprehensive income, the changes in the funded status of the plan that arise during the year but are not recognized as components of net periodic benefit cost pursuant to SFAS 87, *Employers' Accounting for Pensions,* or SFAS 106 , *Employers' Accounting for Postretirement Benefits Other Than Pensions.* SFAS 158 also requires an employer to disclose in the notes to financial statements additional information on how delayed recognition of certain changes in the funded status of a defined benefit postretirement plan affects net periodic benefit cost for the next fiscal year. Management is in the process of reviewing and evaluating SFAS 158, and therefore the ultimate impact of its adoption in not yet known.

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections* (SFAS 154). This Statement replaces APB Opinion No. 20, *Accounting Changes,* and SFAS 3, *Reporting Accounting Changes in Interim Financial Statements.* SFAS 154 sets forth new guidelines on accounting for voluntary changes in accounting principle and requires certain disclosures. It also applies to the unusual situation in which an accounting pronouncement is issued but does not include specific transition guidelines. This Statement requires such accounting principle changes to be applied retrospectively to all prior periods presented and an adjustment to the balance of assets or liabilities affected along with an offsetting adjustment to retained earnings for the cumulative effect on periods prior to those presented. This Statement carries forward without change the guidance in APB Opinion No. 20 for reporting the correction of an error and a change in accounting estimate. SFAS 154 will be effective for the Company beginning with fiscal year 2007.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates include the estimated total costs at completion of the Company's long-term contracts, estimated discounted cash flows of reporting units used for goodwill impairment testing, and the estimated rates of return and discount rates related to the Company's defined benefit pension plans. Actual results could differ from those estimates.

Risks and Uncertainties: The Company is subject to the normal risks and uncertainties of performing large, multiyear, often fixed-price contracts. In addition, the Company is subject to audit of incurred costs related to many of its U.S. Government contracts. These audits could produce different results than the Company has estimated; however, the Company's experience has been that its costs are acceptable to the government.

Reclassifications: Deferred tax assets amounting to approximately $6.0 million as of September 30, 2005 were reclassified from current to noncurrent assets to conform to the current year classification.

NOTE 2—INVESTMENTS IN JOINT VENTURES

The Company is party to a 50/50 joint venture arrangement with the U.S. subsidiary of Rafael Armament Development Authority Ltd. (Rafael), an Israeli company, to manufacture certain of their products for sale to the U.S. and Israeli defense forces. The agreement requires the Company to invest up to $15 million in the joint venture over the first three years of operation, which commenced in 2005, while Rafael will provide certain of its intellectual property to the joint venture in a royalty-free arrangement. As of September 30, 2006 the Company had invested $4 million in the joint venture. In 2006 the agreement was amended to allow the joint venture to borrow up to $1 million each from Rafael and Cubic. As of September 30, 2006 outstanding borrowings under this arrangement amounted to $800 thousand from each party. In 2006, the joint venture was awarded its first contract and generated sales of approximately $1.0 million. It incurred operating losses of $2.0 million and $1.3 million in 2006 and 2005, respectively.

Under the provisions of FIN 46 *Consolidation of Variable Interest Entities,* the Company consolidates the above joint venture, as it is the primary beneficiary of the joint venture arrangement. Minority interest in the net loss from this business is reflected in the consolidated income statements and minority interest in the net assets of the joint venture is included in the consolidated balance sheets.

The Company owns 37.5% of the common stock of Transaction Systems Limited (TranSys), an unconsolidated joint venture company in the United Kingdom. This joint venture company was formed to bid on a contract called "PRESTIGE" (Procurement of Revenue Services, Ticketing, Information, Gates and Electronics), the purpose of which is to outsource most of the functions of the Transport for London (TfL) fare collection system for a period of seventeen years. In August 1998, TranSys was awarded the contract and began operations. Cubic and the other parties to the joint venture participate in the PRESTIGE contract solely through subcontracts from TranSys. All of the work to be performed by TranSys is subcontracted to the joint venture partners and the joint venture provides for the pass-through of virtually all revenues from TfL to the joint venture partners. As a result, TranSys has operated on a break-even basis and is expected to continue to do so. If TranSys were to eventually generate a net income or loss, the joint venture partners would share in this income or loss in accordance with their percentage ownership in the joint venture. The Company's investment in the joint venture is immaterial.

TfL elected to finance the project through private financing rather than incurring public debt. Financing for the project was provided by a syndicate of banks which participated in creating the project's financial structure. During the first four years of the project, through August 2002, the banks provided financing to TranSys totaling 200 million British Pounds (approximately $374 million). Debt servicing began in 2003 and will continue until the debt is fully paid in 2013. This debt is guaranteed by TfL and is nonrecourse to the joint venture partners.

The Company has also provided certain performance guarantees to various parties related to the PRESTIGE contract and the TranSys joint venture, including TfL, the banks and the joint venture partners. The joint venture partners have also provided similar performance guarantees to the same parties and to Cubic.

Summarized unaudited financial information for this unconsolidated joint venture is as follows:

September 30,	2006	2005
	(in millions)	
Balance Sheets:		
Cash	**$ 55.6**	$ 49.7
Other current assets	**73.0**	54.8
Noncurrent unbilled contract accounts receivable	**229.4**	240.2
Total Assets	**$ 358.0**	$ 344.7
Current liabilities	**$ 49.8**	$ 36.7
Long-term debt	**308.2**	308.0
Equity	**-**	-
Total Liabilities and Equity	**$ 358.0**	$ 344.7

Years ended September 30,	2006	2005	2004
		(in millions)	
Statement of Operations:			
Sales	**$ 118.6**	$ 132.0	$ 136.0
Operating profit	**$ -**	$ -	$ -
Net income	**$ -**	$ -	$ -

NOTE 3—ACCOUNTS RECEIVABLE

The components of accounts receivable under long-term contracts are as follows:

September 30,	2006	2005
	(in thousands)	
U.S. Government Contracts:		
Amounts billed	**$ 36,146**	$ 43,381
Recoverable costs and accrued profits on progress completed--not billed	**62,986**	88,490
	99,132	131,871
Commercial Customers:		
Amounts billed	**35,069**	26,237
Recoverable costs and accrued profits on progress completed--not billed	**187,846**	169,480
	222,915	195,717
	322,047	327,588
Less estimated amounts not currently due--commercial customers	**(2,200)**	(22,900)
	$ 319,847	$ 304,688

A portion of recoverable costs and accrued profits on progress completed is billable under progress payment provisions of the related contracts. The remainder of these amounts is billable upon delivery of products or furnishing of services, with an immaterial amount subject to retainage provisions of the contracts. It is anticipated that substantially all of the unbilled portion of receivables identified as current assets will be billed and collected under progress billing provisions of the contracts or upon completion of performance tests and/or acceptance by the customers during fiscal 2007.



NOTE 4—INVENTORIES

Inventories are classified as follows:

September 30,		2006		2005
		(in thousands)		
Finished products	**$**	**563**	$	471
Work in process and inventoried costs under long-term contracts		**16,194**		17,113
Materials and purchased parts		**3,452**		3,946
	$	**20,209**	$	21,530

At September 30, 2006 and 2005, work in process and inventoried costs under long-term contracts included approximately $7.7 million and $5.8 million, respectively, in costs incurred outside the scope of work on several contracts in the defense segment. Management believes it is probable these costs, plus a profit margin, will be recovered under contract change orders within the next year.

NOTE 5—FINANCING ARRANGEMENTS

Long-term debt consists of the following:

September 30,		2006		2005
		(in thousands)		
Unsecured notes payable to a group of insurance companies, with annual principal payments of $4,000,000 due in November. Interest at 6.31% is payable semiannually in November and May.	**$**	**32,000**	$	36,000
Unsecured note payable to an insurance company, with annual principal payments of $1,429,000 due in November. Interest at 6.11% is payable semiannually in November and May.		**4,286**		5,714
Mortgage note from a UK financial institution, with quarterly installments of principal and interest at 6.5%		**7,951**		8,102
		44,237		49,816
Less current portion		**(6,078)**		(6,040)
	$	**38,159**	$	43,776

The terms of the notes payable and other financial instruments include provisions that require and/or limit, among other financial ratios and measurements, the permitted levels of working capital, debt and tangible net worth and coverage of fixed charges. The Company has also provided certain performance guarantees to various parties related to the PRESTIGE contract and the TranSys joint venture. As consideration for the performance guarantee, the Company has agreed to certain financial covenants including limits on working capital, debt, tangible net worth and cash flow coverage. At September 30, 2006, the most restrictive covenant under these agreements leaves consolidated retained earnings of $124.0 million available for the payment of dividends to shareholders, purchases of the Company's common stock and other charges to shareholders' equity. To date, there have been no covenant violations and the Company believes it will be able to meet the covenant financial performance obligations described above.

The Company maintains a short-term borrowing arrangement totaling 10 million British pounds (equivalent to approximately $18.7 million) with a U.K. financial institution to help meet the short-term working capital requirements of its subsidiary, Cubic Transportation Systems Ltd. Any outstanding balances are guaranteed by Cubic Corporation, are repayable on demand, and bear interest at the bank's base rate, as defined, plus one percent. At September 30, 2006, no amounts were outstanding under this borrowing arrangement.

The Company maintains a short-term borrowing arrangement in New Zealand totaling $2 million New Zealand dollars (equivalent to approximately $1.3 million) to help meet the short-term working capital requirements of its subsidiary in that country. At September 30, 2006, no amounts were outstanding under this borrowing arrangement.

The Company has a $150 million revolving line of credit arrangement with a group of U.S. banks which expires in March 2010. As of September 30, 2006 the Company had $10 million of short-term debt outstanding under this line of credit at an interest rate of 6.2% and $9.9 million in letters of credit.

Maturities of long-term debt for each of the five years in the period ending September 30, 2011, are as follows: 2007 – $6.0 million; 2008 – $6.0 million; 2009 – $6.0 million; 2010 – $4.6 million; 2011 – $4.6 million.

Interest paid amounted to $4.7 million, $5.5 million, and $4.6 million in 2006, 2005, and 2004, respectively.



As of September 30, 2006 the Company had letters of credit and bank guarantees outstanding totaling $67.5 million, which guarantee either the Company's performance or customer advances under certain contracts. In addition, the Company had financial letters of credit outstanding totaling $6.2 million as of September 30, 2006, which primarily guarantee the Company's payment of certain self-insured liabilities. The Company has never had a drawing on a letter of credit instrument, nor are any anticipated; therefore, the fair value of these instruments is estimated to be zero.

The Company's self-insurance arrangements are limited to certain workers' compensation plans, automobile liability, and product liability claims primarily related to a business the Company sold in 1993. Under these arrangements, the Company self-insures only up to the amount of a specified deductible for each claim. Self-insurance liabilities included in other current liabilities on the balance sheet amounted to $3.0 million and $3.1 million as of September 30, 2006 and 2005, respectively.

NOTE 6—COMMITMENTS

The Company leases certain office, manufacturing and warehouse space, and miscellaneous computer and other office equipment under noncancelable operating leases expiring in various years through 2015. These leases, some of which may be renewed for periods up to 10 years, generally require the lessee to pay all maintenance, insurance and property taxes. Several leases are subject to periodic adjustment based on price indices or cost increases. Rental expense, net of sublease income, for all operating leases amounted to $6.9 million, $6.8 million, and $5.4 million in 2006, 2005, and 2004, respectively.

Future minimum payments, net of minimum sublease income, under noncancelable operating leases with initial terms of one year or more consist of the following at September 30, 2006 (in thousands):

2007	$ 5,032
2008	3,841
2009	3,214
2010	2,166
2011	1,916
Thereafter	2,369
	$ 18,538

NOTE 7—INCOME TAXES

Significant components of the provision for income taxes are as follows:

Years ended September 30,	**2006**	**2005**	**2004**
		(in thousands)	
Current:			
Federal	**$ 4,623**	$ 725	$ 11,069
State	**1,526**	1,224	2,516
Foreign	**5,533**	6,471	5,757
Total current	**11,682**	8,420	19,342
Deferred (credit):			
Federal	**(594)**	(5,534)	(298)
State	**325**	(1,274)	152
Foreign	**783**	(1,159)	198
Total deferred	**514**	(7,967)	52
Total income tax expense	**$ 12,196**	$ 453	$ 19,394

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Significant components of the Company's deferred tax assets and liabilities are as follows:

September 30,	**2006**	2005
	(in thousands)	
Deferred tax assets:		
Accrued employee benefits	**$ 6,523**	$ 5,236
Additional minimum pension liability	**4,650**	5,960
Allowance for doubtful accounts	**2,265**	1,962
Long-term contracts and inventory valuation reductions	**9,142**	10,281
Allowances for loss contingencies	**4,371**	4,119
Deferred compensation	**3,123**	3,103
Book over tax depreciation	**1,594**	1,919
Other	**534**	1,042
Deferred tax assets	**32,202**	33,622
Deferred tax liabilities:		
Amortization of goodwill and intangibles	**2,652**	2,370
Prepaid expenses	**1,740**	1,268
State taxes	**1,276**	1,079
Other	**132**	814
Deferred tax liabilities	**5,800**	5,531
Net deferred tax asset	**$ 26,402**	$ 28,091

The reconciliation of income tax computed at the U.S. federal statutory tax rate to income tax expense is as follows:

Years ended September 30,	**2006**	**2005**	**2004**
		(in thousands)	
Tax at federal statutory rate	**$ 12,715**	$ 4,228	$ 19,707
State income taxes (benefit), net of federal tax effect	**1,203**	(32)	1,734
Income exclusion on export sales	**(727)**	(437)	(946)
Nondeductible expenses	**292**	291	288
Reversal of reserve accrued for tax contingencies	**(1,060)**	(2,788)	-
Tax effect from foreign earnings repatriation	**1,660**	-	-
Tax effect from foreign subsidiaries	**(866)**	(647)	(668)
Tax credits and other	**(1,021)**	(162)	(721)
	$ 12,196	$ 453	$ 19,394

The Company is subject to ongoing audits from various taxing authorities in the jurisdictions in which it does business. As of September 30, 2006, the Company's open tax years in significant jurisdictions include 2004-2006 in both the U.S. and the U.K. The Company believes it has adequately provided for uncertain tax issues not yet resolved with federal, state and foreign tax authorities. Although not probable, the most adverse resolution of these issues could result in additional charges



NOTE 7—INCOME TAXES—CONTINUED

to earnings in future periods. Based upon a consideration of all relevant facts and circumstances, the company does not believe the ultimate resolution of uncertain tax issues for all open tax periods will have a materially adverse effect upon its results of operations or financial condition. As of September 30, 2006 and 2005 the Company had income tax reserves of $5.6 million and $8.8 million, respectively, included in Income Taxes Payable.

As indicated in the table above, in 2006 and 2005 the Company was able to reverse $1.1 million and $2.8 million, respectively, of tax reserves established in previous years due to the resolution of uncertain tax issues.

The Company made income tax payments, net of refunds, totaling $11.6 million, $6.9 million, and $18.7 million in 2006, 2005, and 2004, respectively.

Income before income taxes includes the following components:

Years ended September 30,	2006	2005	2004
		(in thousands)	
United States	**$ 17,346**	$ (1,151)	$ 37,383
Foreign	**18,983**	13,232	18,922
Total	**$ 36,329**	$ 12,081	$ 56,305

In December 2004, Financial Accounting Standards Board Position 109-2 was issued and established standards for how an issuer accounts for a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer pursuant to the American Jobs Creation Act of 2004 (the Act). The Financial Accounting Standards Board (FASB) staff believes that the lack of clarification of certain provisions within the Act and the timing of the enactment necessitated a practical exception to the Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS 109), requirement to reflect in the period of enactment the effect of a new tax law. Accordingly, an enterprise was allowed time beyond the financial reporting period of enactment to evaluate the effect of the Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS 109. During the third fiscal quarter of 2006 management determined that the Company had sufficient information to make an informed decision on the impact of the Act on its repatriation plans and a provision of $1.5 million was recorded at that time. In the fourth quarter, an extraordinary dividend, as defined by the Act, was paid by the Company's U.K. subsidiary amounting to $48.3 million.

In light of this extraordinary dividend and changing market conditions, management reevaluated the Company's capital requirements in Europe to determine what portion of its investment can be considered indefinitely reinvested. Management's analysis determined that the level of investment the Company currently has in Europe will be required for the foreseeable future and is considered indefinitely reinvested; therefore, no additional provision for taxes due upon repatriation has been provided. However, the Company currently has no firm plans to invest further capital in Europe, so management has concluded that a provision for U.S. taxes on any future earnings in Europe will me made until such time as the Company's plans for investment in Europe become solidified.

Undistributed earnings of all the Company's foreign subsidiaries amounted to approximately $37.3 million at September 30, 2006. Those earnings are considered to be indefinitely reinvested, and accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes and withholding taxes payable to the foreign countries, but would also be able to offset unrecognized foreign tax credit carryforwards. Determination of the total amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation; however, the Company does not believe the amount would be material.

NOTE 8—PENSION, PROFIT SHARING AND OTHER RETIREMENT PLANS

The Company has profit sharing and other defined contribution retirement plans that provide benefits for most employees in the U.S. An employee is eligible to participate in these plans after six months to one year of service, and may make additional contributions to the plans from their date of hire. These plans provide for full vesting of benefits over five years. A substantial portion of Company contributions to these plans is discretionary with the Board of Directors. Company contributions to the plans aggregated $11.6 million, $11.5 million and $9.9 million in 2006, 2005 and 2004, respectively.

Approximately one-half of the Company's nonunion employees in the U.S. are covered by a noncontributory defined benefit pension plan. The Company and its Board of Directors have approved an amendment to freeze plan benefits ("curtailment"). The effect of the curtailment is that no new benefits will be accrued after December 31, 2006. The financial impact of this curtailment is reflected in the following disclosures. Approximately one-half of the Company's European employees are covered by a contributory defined benefit pension plan. The Company's funding policy provides that



NOTE 8—PENSION, PROFIT SHARING AND OTHER RETIREMENT PLANS—CONTINUED

contributions will be at least equal to the minimum amounts mandated by statutory requirements. The following table sets forth changes in the benefit obligation and plan assets for these defined benefit plans and the net amount recognized in the Consolidated Balance Sheets:

September 30,	2006	2005
	(in thousands)	
Change in benefit obligations:		
Net benefit obligation at the beginning of the year	**$ 158,008**	$ 130,728
Service cost	**8,041**	7,347
Interest cost	**8,930**	7,902
Actuarial loss (gain)	**(506)**	16,288
Curtailment	**(7,416)**	-
Participant contributions	**1,081**	1,079
Gross benefits paid	**(3,285)**	(3,649)
Foreign currency exchange rate changes	**3,647**	(1,687)
Net benefit obligation at the end of the year	**168,500**	158,008
Change in plan assets:		
Fair value of plan assets at the beginning of the year	**116,906**	96,473
Actual return on plan assets	**13,125**	16,566
Employer contributions	**6,506**	8,170
Participant contributions	**1,081**	1,079
Gross benefits paid	**(3,285)**	(3,649)
Administrative expenses	**(566)**	(545)
Foreign currency exchange rate changes	**2,578**	(1,188)
Fair value of plan assets at the end of the year	**136,345**	116,906
Net amount recognized:		
Funded status	**(32,155)**	(41,102)
Unrecognized net actuarial loss	**21,308**	33,999
Unrecognized prior service cost	**7**	164
Net amount recognized	**$ (10,840)**	$ (6,939)
Amounts recognized in the Consolidated Balance Sheets:		
Accrued benefit cost	**$ (10,840)**	$ (6,939)
Additional minimum liability	**(13,290)**	(17,193)
Deferred tax asset	**4,650**	5,960
Intangible asset	**7**	164
Accumulated other comprehensive loss	**8,633**	11,069
Net amount recognized	**$ (10,840)**	$ (6,939)
Information for pension plans with an accumulated benefit obligation in excess of plan assets:		
Projected benefit obligation	**$ 168,500**	$ 158,008
Accumulated benefit obligation	**152,269**	137,763
Fair value of plan assets	**136,345**	116,906

Components of net periodic benefit cost:

Years ended September 30,	2006	2005	2004
		(in thousands)	
Service cost	$ 8,041	$ 7,347	$ 7,129
Interest cost	8,930	7,902	7,512
Expected return on plan assets	(9,687)	(8,216)	(7,110)
Amortization of:			
Prior service cost	27	26	23
Actuarial (gain) loss	2,393	1,565	2,098
Curtailment charge	131	-	-
Administrative expenses	127	99	94
Net pension cost	$ 9,962	$ 8,723	$ 9,746

Assumptions:

Years ended September 30,	2006	2005	2004
Weighted-average assumptions used to determine benefit obligation at September 30:			
Discount rate	5.6%	5.5%	6.0%
Rate of compensation increase	4.5%	4.5%	4.1%
Weighted-average assumptions used to determine net periodic benefit cost for the years ended September 30:			
Discount rate	5.4%	6.0%	6.0%
Expected return on plan assets	8.2%	8.2%	8.2%
Rate of compensation increase	4.5%	4.1%	4.0%

The Company's pension plans weighted average asset allocations by asset category as of September 30 were as follows:

	2006	2005
Equity securities	73%	75%
Debt securities	22%	18%
Real estate	4%	4%
Other	1%	3%
Total	100%	100%



NOTE 8—PENSION, PROFIT SHARING AND OTHER RETIREMENT PLANS—CONTINUED

The Company has the responsibility to formulate the investment policies and strategies for the plans' assets. The overall policies and strategies include: maintain the highest possible return commensurate with the level of assumed risk, preserve the benefit security for the plans' participants, and minimize the necessity of Company contributions by maintaining a ratio of plan assets to liabilities in excess of 1.0.

The Company does not involve itself with the day-to-day operations and selection process of individual securities and investments, and, accordingly, has retained the professional services of investment management organizations to fulfill those tasks. The investment management organizations have investment discretion over the assets placed under their management. The Company provides each investment manager with specific investment guidelines relevant to its asset class. The table below presents the ranges for each major category of the plans' assets at September 30, 2006:

Asset Category	Allocation Range
Equity securities	50% to 85%
Debt securities	10% to 60%
Other, primarily cash and cash equivalents	0% to 15%

The pension plans held no positions in Cubic Corporation common stock as of September 30, 2006 and 2005.

The Company expects to contribute a minimum of $6.3 million to its pension plans in 2007.

Estimated future benefit payments

The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands):

Expected future benefit payments:		
2007	$	4,299
2008		4,905
2009		5,385
2010		5,877
2011		6,730
2012-2016		40,909

NOTE 9—LEGAL MATTERS

In 1991, the government of Iran commenced an arbitration proceeding against the Company seeking $12.9 million for reimbursement of payments made for equipment that was to comprise an Air Combat Maneuvering Range pursuant to a sales contract and an installation contract executed in 1977, and an additional $15 million for unspecified damages. The Company contested the action and brought a counterclaim for compensatory damages of $10.4 million. In May 1997, the arbitral tribunal awarded the government of Iran $2.8 million, plus simple interest at the rate of 12% per annum from September 21, 1991 through May 5, 1997. In December 1998, the United States District Court granted a motion by the government of Iran confirming the arbitral award but denied Iran's request for additional interest and costs. Both parties have appealed. In October 2004, the 9th Circuit Court of Appeals issued a decision in the case of two interveners who are attempting to claim an attachment on the amount that was awarded to Iran in the original arbitration. The Court denied one of the intervener's liens but confirmed the second one's lien. Iran asked the U.S. Supreme Court to review the 9th Circuit decision and to void the initial judgment against it. In 2006, the Supreme Court returned the case to the 9th Circuit for reconsideration, suggesting that the claimed lien cannot be enforced. The dispute between Iran and Cubic is on hold in the 9th Circuit and the obligation upon Cubic to pay is stayed. Under current United States law and policy, any payment to the Revolutionary Government of Iran must first be licensed by the U.S. government. The Company is unaware of the likelihood of the U.S. government granting such a license. The Company is continuing to pursue its appeal in the 9th Circuit case against Iran, and management believes that a license from the U.S. government would be required in any case to make payment to or on behalf of Iran. However, in light of the 9th Circuit Court's decision in the related intervener's case, in 2004 the Company established a reserve of $6 million for the estimated potential liability and will continue to accrue interest on this amount until the ultimate outcome of the case is determined.

In January 2005, a bus fare collection system customer in North America issued a "cure notice" to the Company, alleging that its performance was not in accord with the contract. After unsuccessful negotiations with the customer, in March 2005, the Company filed for a temporary restraining order requesting that the customer be restrained from further interfering with the Company's performance and from issuing a termination notice. The next business day, the customer issued a letter terminating the contract for default. In April 2005, the customer filed a claim for breach of contract, seeking damages for "all actual, consequential and liquidated damages sustained" as well as attorney's fees. The contract limits liability to the contract value of $8.2 million, but the customer appears to be attempting to avoid that limitation. In May 2005, the Company filed an answer and general denial and subsequently filed a verified petition alleging breach of contract and other substantive claims, claiming the amount owed under the contract of $4.2 million, plus interest and attorney's fees. Management believes that both the customer's default notice and claim for damages are unsupported and the Company is vigorously defending against the allegations. Based on the advice of counsel, management believes the Company had substantially completed the contract prior tc termination and that the remaining contract value is due and that the Company will prevail at trial; therefore, no liability has been recorded for the former customer's claim as of September 30, 2006. However, due to the uncertainty of collecting the outstanding receivable balance an allowance for doubtful accounts of $4.2 million was established and all costs incurred in the performance of the contract and costs incurred outside the scope of the contract were expensed in the year ended September 30, 2005.



In June 2005, a company that Cubic had an alleged agreement with to potentially bid on a portion of automated fare collection contracts filed a court claim for breach of contract, fraud, negligent misrepresentation, theft of trade secrets, and other related allegations. The claim seeks $15.0 million in compensatory damages, punitive damages, disgorgement of profits and a permanent injunction. In accordance with the underlying contract arbitration clause, in July 2005 the Company filed a claim with the American Arbitration Association and requested the court case be stayed or dismissed. The Court denied the Company's motion to transfer the case to arbitration. The Company has appealed that decision to the California Court of Appeals. Based on information currently available, management believes there is no merit to the claim and that it will prevail in this matter. Therefore, no liability has been recorded as of September 30, 2006.

From time-to-time, agencies of the U.S. and foreign governments may investigate whether the Company's operations are being conducted in accordance with applicable regulatory requirements. Such investigations, whether relating to government contracts or conducted for other reasons, could result in administrative, civil or criminal liabilities, including repayments, fines or penalties being imposed upon the Company, or could lead to suspension or debarment from future government

NOTE 9—LEGAL MATTERS—CONTINUED

contracting. Government investigations often take years to complete and most result in no adverse action against the Company.

The Company is not a party to any other material pending proceedings and management considers all other matters to be ordinary proceedings incidental to the business. Management believes the outcome of these proceedings and the proceedings described above will not have a materially adverse effect on the Company's financial position.

NOTE 10—BUSINESS SEGMENT INFORMATION

Description of the types of products and services from which each reportable segment derives its revenues: The Company has two primary business segments: transportation systems and defense. The transportation systems segment designs, produces, installs and services electronic revenue collection systems for mass transit projects, including railways and buses. The defense segment performs work under U.S. and foreign government contracts relating to electronic defense systems and equipment, computer simulation training, development of training doctrine, and field operations and maintenance. Products include customized range instrumentation and training systems, simulators, communications and surveillance systems, avionics systems, power amplifiers and receivers.

Measurement of segment profit or loss and segment assets: The Company evaluates performance and allocates resources based on total segment operating profit or loss. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment sales and transfers are immaterial.

Factors management used to identify the Company's reportable segments: The Company's reportable segments are business units that offer different products and services. The reportable segments are each managed separately because they develop and manufacture distinct products with different customer bases.

Business segment financial data is as follows:

Years ended September 30,	2006	2005	2004
		(in millions)	
Sales:			
Transportation systems	**$ 243.9**	$ 245.8	$ 253.5
Defense	**562.8**	543.4	452.9
Other	**14.7**	15.2	15.6
Total sales	**$ 821.4**	$ 804.4	$ 722.0
Operating income:			
Transportation systems	**$ 2.8**	$ (13.8)	$ 28.2
Defense	**31.4**	30.1	34.5
Provision for litigation	**-**	-	(6.0)
Unallocated corporate expenses and other	**(3.3)**	(3.2)	(2.5)
Total operating income	**$ 30.9**	$ 13.1	$ 54.2

Years ended September 30,	2006	2005	2004
		(in millions)	
Assets:			
Transportation systems	**$ 214.9**	$ 211.8	$ 241.1
Defense	**267.2**	255.2	245.0
Corporate and other	**66.0**	80.3	56.9
Total assets	**$ 548.1**	$ 547.3	$ 543.0
Depreciation and amortization:			
Transportation systems	**$ 2.6**	$ 3.2	$ 2.5
Defense	**5.3**	4.9	4.6
Corporate and other	**0.6**	0.5	0.4
Total depreciation and amortization	**$ 8.5**	$ 8.6	$ 7.5
Expenditures for long-lived assets:			
Transportation systems	**$ 0.9**	$ 3.2	$ 2.6
Defense	**8.5**	4.5	4.1
Corporate and other	**0.4**	0.6	0.2
Total expenditures for long-lived assets	**$ 9.8**	$ 8.3	$ 6.9
Geographic Information:			
Sales (a):			
United States	**$ 566.8**	$ 531.5	$ 494.5
United Kingdom	**120.2**	119.9	120.3
Canada	**28.6**	44.4	30.7
Far East	**26.1**	23.6	29.3
Other	**79.7**	85.0	47.2
Total sales	**$ 821.4**	$ 804.4	$ 722.0

(a) Sales are attributed to countries or regions based on the location of customers.

	2006	2005	2004
Long-lived assets, net:			
United States	**$ 48.3**	$ 45.2	$ 41.4
United Kingdom	**12.5**	12.9	13.9
Other foreign countries	**1.8**	2.7	2.6
Total long-lived assets, net	**$ 62.6**	$ 60.8	$ 57.9

Defense segment sales include $427.2 million, $426.9 million and $360.3 million in 2006, 2005, and 2004, respectively, of sales to U.S. Government agencies. No other single customer accounts for 10% or more of the Company's revenue.



NOTE 11—SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended September 30, 2006 and 2005:

	Quarter Ended			
	December 31	March 31	June 30	September 30
	(in thousands, except per share data)			
Fiscal 2006				
Net sales	$ 195,041	$ 206,639	$ 214,954	$ 204,752
Operating income	8,566	1,525	10,319	10,485
Net income	10,509	729	5,976	6,919
Net income per share	0.39	0.03	0.22	0.26
Fiscal 2005				
Net sales	$ 189,940	$ 182,053	$ 213,790	$ 218,589
Operating income	7,573	1,522	1,618	2,391
Net income	5,253	554	822	4,999
Net income per share	0.20	0.02	0.03	0.19

The Board of Directors and Stockholders of Cubic Corporation

We have audited the accompanying consolidated balance sheets of Cubic Corporation as of September 30, 2006 and 2005, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended September 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cubic Corporation at September 30, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Cubic Corporation's internal control over financial reporting as of September 30, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 29, 2006 expressed an unqualified opinion thereon.

Ernst + Young LLP

San Diego, CA
November 29, 2006

Management's Report on Internal Control over Financial Reporting: Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. In order to evaluate the effectiveness of internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, management has conducted an assessment, including testing, using the criteria in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on its assessment, management has concluded that the Company maintained effective internal control over financial reporting as of September 30, 2006, based on criteria in Internal Control – Integrated Framework, issued by the COSO. Management's assessment of the effectiveness of the Company's internal control over financial reporting as of September 30, 2006, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which follows.



Walter J. Zable
Chairman of the Board
President and Chief Executive Officer



William W. Boyle
Senior Vice President and
Chief Financial Officer



Mark A. Harrison
Vice President and
Corporate Controller

The Board of Directors and Stockholders of Cubic Corporation

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Cubic Corporation maintained effective internal control over financial reporting as of September 30, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Cubic Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Cubic Corporation maintained effective internal control over financial reporting as of September 30, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Cubic Corporation maintained, in all material respects, effective internal control over financial reporting as of September 30, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cubic Corporation as of September 30, 2006 and 2005, and the related statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2006 of Cubic Corporation and our report dated November 29, 2006 expressed an unqualified opinion thereon.

Ernst + Young LLP

San Diego, California
November 29, 2006

Listing
American Stock Exchange (Amex)

Symbol
CUB

Shareholders of Record at September 30, 2006
1,100

Registrar and Transfer Agent
American Stock Transfer and Trust Company
Brooklyn, New York

The American Stock Transfer and Trust Company may be contacted through its toll free number, website or e-mail:

- Shareholder services (800) 937-5449
- www.amstock.com
- info@amstock.com

Auditors
Ernst & Young LLP

Stock Options
Under the 1998 Stock Option Plan, there were available for grant at the beginning of fiscal 2006 977,500 shares and at the end of fiscal 2006 977,500 shares.

Cubic's Shareholder Communications
WEBSITE

www.cubic.com
Click on "Investor Info" for

- Corporate governance information
- Company ethics policy
- Contact information
- Annual reports

INVESTOR LINE

(858) 505-2222

Annual Meeting
The 2007 Annual Meeting will be held in the main conference room at Cubic's headquarters.

LOCATION

Cubic Corporation
9333 Balboa Avenue
San Diego, California 92123

DATE AND TIME

February 20, 2007

11:30 a.m. Pacific Standard Time

Shareholders of record on January 5, 2007 are being sent formal notice of the meeting, together with the proxy form and statement.

Cubic will furnish its 2006 Annual Report on Form 10-K (excluding exhibits) without charge to shareholders upon their written request by mail or e-mail.

MAILING ADDRESS

Investor Relations
Diane L. Dyer
9333 Balboa Avenue
San Diego, California 92123

E-MAIL ADDRESS

investor.relations@cubic.com

DIRECTORS

Walter J. Zable
Director
Chairman of the Board, President and
Chief Executive Officer
(Executive Committee)

Walter C. Zable
Director
Vice Chairman, Vice President
Chairman of Transportation Systems
(Executive Committee)

Richard C. Atkinson
Director
President Emeritus University of California
(Audit and Compliance Committee)

William W. Boyle
Director
Senior Vice President and Chief Financial Officer
(Executive Committee)

Raymond L. de Kozan
Director
Senior Group Vice President

Robert T. Monagan
Director
Counselor
(Executive Compensation Committee,
Nominating Committee,
Audit and Compliance Committee)

Raymond E. Peet
Lead Director
Vice Admiral, USN, Retired
(Executive Committee, Nominating Committee,
Audit and Compliance Committee,
Executive Compensation Committee)

Robert S. Sullivan
Director
Dean of the Rady School of Management, University of California, San Diego
(Executive Compensation Committee,
Audit and Compliance Committee)

Robert D. Weaver
Director
Private Investor
Retired Partner, Deloitte & Touche LLP
(Audit and Compliance Committee)

OFFICERS

Gerald R. Dinkel
Vice President
Chief Executive Officer Defense Applications Group

Mark A. Harrison
Vice President and Corporate Controller
(Principal Accounting Officer)

William L. Hoese
Vice President, Corporate Secretary,
General Counsel

Daniel A. Jacobsen
Vice President Ethics & Compliance

Kenneth A. Kopf
Vice President and Chief Legal Officer

Bernard A. Kulchin
Vice President Human Resources

John A. Minteer
Vice President Information Technologies

John D. Thomas
Vice President Finance and Treasurer

OFFICE OF THE C.E.O.

Walter J. Zable
Chairman of the Board,
President and Chief Executive Officer

Walter C. Zable
Vice Chairman, Vice President

William W. Boyle
Senior Vice President and Chief Financial Officer

Raymond L. de Kozan
Senior Group Vice President

Gerald R. Dinkel
Vice President
Chief Executive Officer Defense Applications Group

CUBIC DEFENSE APPLICATIONS GROUP

GROUP HEADQUARTERS
9333 Balboa Avenue
San Diego, CA 92123
858-277-6780 • 858-505-1523 Fax
Gerald R. Dinkel
President and Chief Executive Officer

TRAINING SYSTEMS BUSINESS UNIT
Air Combat Training Systems
Ground Combat Training Systems
Tactical Engagement Simulation Systems
9333 Balboa Avenue
San Diego, CA 92123
858-277-6780 • 858-505-1523 Fax
Raymond C. Barker
Senior Vice President & General Manager

SIMULATION SYSTEMS DIVISION
2001 W. Oak Ridge Road
Orlando, FL 32809-3803
407-859-7410 • 407-855-4840 Fax
Theresa W. Kohl
Vice President & General Manager

CUBIC FIELD SERVICES CANADA, LTD
Suite 402, 222 Queen Street
Ottawa Ontario K1P 5V9
613-233-5523 • 613-563-4284 Fax
Robert T. Reilander
President

OSCMAR INTERNATIONAL, LTD.
P.O. Box 6008
Wellesley Street
Mt. Eden, Auckland, New Zealand
011-64-9-379-0360
011-64-9-373-9799 Fax
Ernie L. Armijo
General Manager

SINGAPORE OPERATIONS
51 Goldhill Plaza #07-05
Singapore 308900
011-65-6258-9877
011 65-6356-2433 Fax
Thomas Scott
Managing Director

COMMUNICATIONS & ELECTRONICS BUSINESS UNIT
Communications & Avionics
C4ISR Systems
9333 Balboa Avenue
San Diego, CA 92123
858-505-2042 • 858-505-1591 Fax
Richard M. Lober
Senior Vice President & General Manager

MISSION SUPPORT BUSINESS UNIT
4550 Third Ave S.E., Suite B
Lacey, WA 98503
360-493-6275 • 360-493-6195 Fax
Jimmie L. Balentine
Senior Vice President & General Manager
C. Glenn Marsh
Vice President & Deputy General Manager

OPERATIONS SUPPORT DIVISION
One Enterprise Parkway, Suite 100
Hampton, VA 23666
757-722-0717 • 757-722-2585 Fax
Richard D. Bristow
Vice President & General Manager

12000 Research Parkway, Suite 408
Orlando, FL 32826
407-273-5500 • 407-275-0200 Fax
Orlando, FL 32826
Leonard M. Supko
Program Manager

INFORMATION OPERATIONS DIVISION
Liberty Station, Bldg. 901
2280 Decatur Road
San Diego, CA 92106
619-523-0848 • 619-523-0855 Fax
Alan D. Sargeant
Vice President & General Manager

THREAT TECHNOLOGIES DIVISION
5695 King Centre Drive, Suite 300
Kingstowne, VA 22315
703-924-3050 • 703-924-3070 Fax
Jon D. Neasham
Vice President & General Manager

6 Eleventh Avenue, Suite H-3
Shalimar, FL 32579
(850) 609-1600 • Fax (850) 609-0100
Richard L. Dickson
Program Manager

TRAINING & EDUCATION DIVISION
426 Delaware St., Suite C-3
Leavenworth, KS 66048
913-651-9782 • 913-651-5437 Fax
John R. Schmader
Vice President & General Manager

WORLDWIDE TECHNICAL SERVICES DIVISION
Liberty Station, Bldg. 901
2280 Decatur Road
San Diego, CA 92106
619-523-0848 • 619-523-0855 Fax
Kevin J. Hayes
Vice President & General Manager

JRTC MISSION SUPPORT
P.O. Box 3904
Fort Polk, LA 71459
337-531-1858
337-535-1378 Fax
William C. David
Vice President & Program Manager

CUBIC ADVANCED TACTICAL SYSTEMS, LLC
2001 W. Oak Ridge Road, Suite 200
Orlando, FL 32809
407-206-3886 • 407-206-3887 Fax
Michael L. Kelly
President & CEO

LEGISLATIVE AFFAIRS
WASHINGTON, D.C.
Crystal Gateway Two, Suite 702
1225 S. Clark Street
Arlington, VA 22202
703-415-1600 • 703-415-1608 Fax
Jack W. Liddle
Senior Vice President

STRATEGIC OPERATIONS
WASHINGTON, D.C.
Crystal Gateway Two, Suite 702
1225 S. Clark Street
Arlington, VA 22202
703-415-1600 • 703-415-1608 Fax
William M. Steele
Senior Vice President & General Manager
John C. Chehansky
Vice President
Business Development

DEFENSE MODERNIZATION
Crystal Gateway Two, Suite 702
1225 S. Clark Street
Arlington, VA 22202
703-415-1600 • 703-415-1608 Fax
Larry G. Smith
Vice President and General Manager

ORLANDO, FL
12000 Research Parkway, Suite 408
Orlando, FL 32826
407-273-5500 • 407-275-0200 Fax
Edward Ward
Regional Director

LONDON
Derwent House
Kendal Avenue, Park Royal
London W3 OXA UK
011-44-208-896-6402 • 011-44-208-992-8072 Fax
David A. Williams
Regional Director

BRUSSELS
Cubic Corporation
Ave Louise 149/24
Brussels, 1050
Belgium
011-32-2-535-7568 • 011-32-2-535-7575 Fax
Michael W. David
Vice President
International Operations

CUBIC TRANSPORTATION SYSTEMS

WORLDWIDE HEADQUARTERS

CUBIC TRANSPORTATION SYSTEMS, INC.
5650 Kearny Mesa Road
San Diego, CA 92111
USA
858-268-3100
858-292-9987 Fax
Walter C. Zable
Chairman
Richard A. Efland
President and Chief Executive Officer
Walt Bonneau, Jr.
Sr. Vice President & General Manager, Technology & Programs

WORLDWIDE MANUFACTURING CENTER

1308 South Washington Street
Tullahoma, TN 37388
931-455-8524
931-455-1108 Fax
David M. Lapczynski
Sr. Vice President & General Manager, Managed Services

AUSTRALIAN OPERATIONS

CUBIC TRANSPORTATION SYSTEMS (AUSTRALIA) PTY LIMITED
3/11 Palmer Place, Murarrie
Queensland 4172
Australia
+61-7-3907-3900
+61-7-3907-3985 Fax

NORTH AMERICAN OPERATIONS

U.S. REGIONAL OFFICES

NEW YORK
245 West 17th Street
8th Floor
New York, NY 10011
212-255-1810
212-727-8394 Fax
Richard Trenery
Vice President, Northeast Region

WASHINGTON, D.C.
3810 Concorde Pkwy
Suite700
Chantilly, VA 20151
703-802-2100
703-802-8985 Fax

LOS ANGELES/SAN DIEGO
5650 Kearny Mesa Road
San Diego, CA 92111
858-268-3100
858-292-9987 Fax

LOS ANGELES MAINTENANCE FACILITY/ CUSTOMER SERVICE CENTER
918 W. Venice Blvd.
Los Angeles, CA 90015
213-749-7901
213-749-7932 Fax

EUROPEAN OPERATIONS

EUROPEAN HEADQUARTERS
CUBIC TRANSPORTATION SYSTEMS LIMITED
Automated Fare Collection House/
Worldwide Customer Services
Honeycrock Lane
Salfords, Redhill, Surrey, RH1 5LA
England
44-1737-782200
44-1737-789759 Fax
Raymond L. de Kozan
Chairman
Stephen O. Shewmaker
Managing Director

LONDON CALL CENTRE
Derwent House, Kendal Avenue
Park Royal, London W3 0XA
England
44-20-8896-6300
44-20-8992-8072 Fax

MAINTENANCE CENTRE
8 Gatton Park Business Centre
Wells Place, Merstham
Redhill, Surrey, RH1 3DR
England
44-1737-782200
44-1737-648501 Fax

CUBIC NORDIC BRANCH OF CUBIC TRANSPORTATION SYSTEMS LIMITED
Herstedøstervej 9
DK-2600, Glostrup
Denmark
45-43-43-3999
45-43-43-3488 Fax

CUBIC TRANSPORTATION SYSTEMS (DEUTSCHLAND) GMBH
Westhafenplatz 160327, Frankfurt
Germany
49-69-710-456-462
49-69-710-456-540 Fax



TRADEMARKS

Nextfare™ is a trademark of Cubic Transportation Systems, Inc.

Oyster™ is a trademark of TranSys

SmarTrip® is a registered trademark of Washington Metropolitan Area Transit Authority

Chicago Card® is a registered trademark of the Chicago Transit Authority

PHOTOGRAPHY CREDITS

DEPARTMENT OF DEFENSE:

U.S. AIR FORCE:

Staff Sgt Bennie J. Davis III
Airman First Class Michael S. Dorus
Master Sgt. Scott Wagers
Petty Officer 2nd Class Scott Taylor

U.S. ARMY:

Tech. Sgt. Andy Dunaway
PFC Brandon R. Aird

U.S. NAVY:

Mass Communication Specialist 2nd Class Rebecca J. Moat
Photographer's Mate 2nd Class Richard J. Brunson
Photographer's Mate 2nd Class Greg Roberts
Photographer's Mate 3rd Class Andrew S. Geraci
Photographer's Mate 3rd Class Dusty Howell
PHAN Angela Elizabeth Padilla

Metro rail and bus photographs courtesy of Metro. © 2006 LACMTA

Bus outside Tube station, map of London, and Docklands Light Rail photographs courtesy of Transport for London © 2005

GRAPHIC DESIGN

Heidi Heiser, Cubic Corporation

© Copyright 12/06 COR 10063


CUBIC
CORPORATION

9333 Balboa Avenue
San Diego, CA 92123

P.O. Box 85587
San Diego, CA 92186-5587

858-277-6780
858-505-1535 fax

www.cubic.com

Traded on the American Stock Exchange under the symbol CUB